As filed with the Securities and Exchange Commission on December 3, 2007

Registration Statement No. 333-_______

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SOUTHERN TRUST SECURITIES HOLDING CORP.
(Exact name of registrant as specified in charter)

Florida	6200	651001593
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Number)	(IRS Employer Identification No.)

145 Almeria Ave., Coral Gables, Florida 33134
(Address of principal executive offices)

(305) 446-4800
(Registrant’s Telephone Number, including Area Code)

Robert Escobio	Copies to:
Chief Executive Officer	Kathleen Brown, Esq.
Southern Trust Securities Holding Corp.	Law Office of Kathleen Brown, P.C.
145 Almeria Ave.	4531 N. 11th St.
Coral Gables, Florida 33134	Arlington, Virginia 22201
(305) 446-4800	(703) 622-8484
(Name, address and telephone number of agent for service)	Fax: (703) 852-2716

Approximate date of proposed sale to the public: As soon as practicable after the registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed on continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee (1)
Common Stock	10,561,930	$3.00	$31,685,790	$972.75
Common Stock Issuable Upon Exercise of Warrants	62,500	$3.00	$ 187,500	$ 5.76

(1)  Estimated solely for purposes of determining the registration fee and calculated in accordance with Rule 457 under the Securities Act, based on the last sale price per share, which was $3.00 on November 21, 2007, as quoted on the OTC Bulletin Board. In accordance with Rule 416(a) under the Securities Act, the registrant is also registering hereunder an indeterminate number of shares that may be issued and resold resulting from stock splits, stock dividends or similar transactions.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed without notice. The Selling Shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and the Selling Shareholders are not soliciting offers to buy these securities, in any state where the offer or sale of these securities is not permitted.

Subject to completion dated December 3, 2007.

10,624,430 Shares of Common Stock

Southern Trust Securities Holding Corp.

This prospectus relates to shares of the common stock of Southern Trust Securities Holding Corp., which may be offered for sale by the Selling Shareholders identified in this prospectus for their own account.  Such shares include up to:

•

8,626,450 shares of common stock beneficially owned by our executive officers and directors, excluding warrants;

•

62,500 shares of common stock issuable upon exercise of warrants.

We will receive no part of the proceeds from sales made under this prospectus, except for funds paid to exercise the warrants for shares of our common stock.  We are paying the expenses incurred in registering the shares, but all selling and other expenses incurred by the Selling Shareholders will be borne by the Selling Shareholders.

The shares of common stock being offered pursuant to this prospectus are “restricted securities” under the Securities Act of 1933, as amended (the “Securities Act”), before their sale under this prospectus. This prospectus has been prepared for the purpose of registering these shares of common stock under the Securities Act to allow for a sale by the Selling Shareholders to the public without restriction. The Selling Shareholders and the participating brokers or dealers may be deemed to be “underwriters” within the meaning of the Securities Act, in which event any profit on the sale of shares by the Selling Shareholders, and any commissions or discounts received by the brokers or dealers, may be deemed to be underwriting compensation under the Securities Act.

Our common stock is quoted on the OTC Bulletin Board under the symbol “SOHL” On November 21, 2007, the last reported sale price of our common stock on the OTC Bulletin Board was $3.00 per share.

Investing in our common stock involves a high degree of risk. Please carefully consider the “Risk Factors” beginning on page 6 of this prospectus before investing in our common stock.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED ON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is ________, 200__

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You should not rely on any unauthorized information. This prospectus does not offer to sell or buy any shares in any jurisdiction in which it is unlawful. The information in this prospectus is current as of the date on the cover. You should rely only on the information contained in this prospectus.

PROSPECTUS SUMMARY

The following summary highlights the key information contained elsewhere in this prospectus. It does not contain all the information that may be important to you. You should read this entire prospectus carefully, especially the discussion of “Risk Factors” and our consolidated financial statements and related notes, before deciding to invest in shares of our common stock. In this prospectus, “Southern Trust,” the “Company,” “we,” “us,” and “our” refer to Southern Trust Securities Holding Corp. and our subsidiaries, including our wholly-owned operating subsidiaries, Capital Investment Services, Inc., which is also referred to as “CIS” and CIS Asset Management, Inc, which is also referred to as “CISAM”.

The Company

Southern Trust Securities Holding Corp., a Florida corporation, is the holding company for Capital Investment Services, Inc. (“CIS”) a registered retail and institutional broker-dealer and investment banking firm and CIS Asset Management, Inc. (“CISAM”), a registered investment adviser. CIS is a member of the Financial Industry Regulatory Authority (“FINRA”), the Securities Investors Protection Corporation (“SIPC”), the National Futures Association (“NFA”), and the Municipal Securities Rulemaking Board (“MSRB”).

We offer our clients access to all major domestic and international securities and options exchanges, as well as trading in fixed income products, options, corporate, government, agencies, municipals, and emerging market debt. We manage financial portfolios for individuals, pension funds, retirement plans, foundations, trusts and corporations. We earn trading income and commissions based on brokerage transactions we effectuate for our clients. We also have an investment banking group which focuses on merger and acquisition services, private placements convertible into publicly-traded shares, and private placements bridging to public offerings through reverse mergers into publicly-traded shell corporations. For the most part, we earn cash and/or equity compensation from these clients typically contingent upon the effectuation of a given transaction for which we provide a financial advisory role.

CISAM operates an asset management business, which manages client funds under fixed fee arrangements.  Under these fee arrangements, we earn a fixed fee based on the average assets in a managed account over a specified period of time.  CISAM personnel are also registered and licensed to advise and manage insurance products for our clients.

Our executive offices and those of CIS and CISAM are located at 145 Almeria Ave., Coral Gables, Florida 33134. Our main phone number is: (305) 446-4800 and our facsimile number is: (305) 446-4448. We have a website: www.stshc.com.  Information contained on our website, or which can be accessed through the website, does not constitute a part of this registration statement.

Set forth below, please find a chart showing our operations:

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data for the years ended December 31, 2006 and 2005 and at December 31, 2006 and 2005, have been derived from our audited consolidated financial statements included elsewhere in this registration statement. The consolidated balance sheet data as of September 30, 2007 and the consolidated statement of operations data for the nine months ended September 30, 2007 and 2006, have been derived from our unaudited consolidated financial statements included elsewhere in this registration statement. We have prepared this unaudited consolidated information on the same basis as the audited financial statements and have included all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of our financial position and operating results for such periods. The results of operations for the nine months ended September 30, 2007 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2007 or any future period.  This section should be read in conjunction with “Management's Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included under “Financial Statements”.

	For the year ended December 31,
	2006	2005	% Change	Change
Statement of operations data:
Revenue	$4,956,086	$4,187,546	18%	768,540
Expenses	5,076,833	4,963,952	2%	112,881
Net loss	(120,747)	(776,406)	84%	655,659
Loss per common share	(0.05)	(0.14)	NM	NM

	At December 31,
	2006	2005
Financial condition data:
Cash and cash equivalents	$1,635,752	$1,808,688	(10)%	(172,936)
Marketable securities owned	3,319,633	3,970,142	(16)%	(650,509)
Total assets	7,232,266	7,743,868	(7)%	(511,602)
Notes payable	1,321,344	1,381,070	4%	(59,726)
Stockholders' deficit	(857,685)	(228,659)	N/M	(629,026)

	For the nine months ended September 30,
	2007	2006	% Change	Change
	(unaudited)	(unaudited)
Statement of operations data:
Revenue	$1,684,679	$3,355,137	(50%)	(1,670,458)
Expenses	3,661,528	3,216,975	14%	444,553
Net income (loss)	(1,976,849)	138,162	(1,531)%	(2,115,011)
Income (loss) per common share	(17)	(0.02)	N/M	N/M

	At September 30, 2007	At December 31. 2006	% Change	Change
	(unaudited)
Financial condition data:
Cash and cash equivalents	$996,493	$1,635,752	(39%)	(639,259)
Marketable securities owned	4,985,432	3,319,633	50%	1,665,799
Total assets	8,843,370	7,232,266	22%	1,611,104
Notes payable	1,276,391	1,321,344	(3)%	(44,953)
Stockholders' deficit	7,283,122	(857,685)	N/M	8,140,807

The Offering

Common stock offered by the Selling Shareholders:	Up to 10,624,430 shares.

Terms of the Offering:	The Selling Shareholders will determine when and how they will sell the common stock offered by this prospectus. See “Plan of Distribution.”

Use of Proceeds:	We will not receive any of the proceeds from the sale of common stock by the Selling Shareholders.
Our OTC Bulletin Board Trading Symbol:	SOHL

RISK FACTORS

An investment in our common stock involves a high degree of risk. Accordingly, before investing in our common stock, prospective investors should carefully consider the specific risk factors set out below in addition to the other information contained in this document. The following risks could materially adversely affect our business, financial condition, assets, liabilities, capital resources and results of operations. The risks set out below may not be exhaustive, and additional factors and uncertainties not currently known to us, or that we currently consider immaterial, could also have an adverse effect on our business, financial condition, assets, liabilities, capital resources and results of operations.

Risks Relating to the Nature of the Financial Services Business

Many of our competitors have greater financial, marketing and other resources than we do.

We face direct competition from retail and institutional financial service companies in each of our lines of business. Many of our competitors have longer operating histories and greater resources than we do and offer a wider range of financial products and services. Many also have greater name recognition, greater market acceptance and larger customer bases. These competitors may conduct extensive promotional activities and offer better terms, lower prices and/or different products and services to customers than we do. Moreover, some of our competitors have established relationships among themselves, or with third parties, to enhance their products and services. This means that competitors may be able to respond more quickly to new or changing opportunities and demands and withstand changing market conditions better than we can.

Downturns or disruptions in the securities markets could reduce transaction volumes and margin borrowing and increase our dependence on more active customers who receive lower prices.

A significant portion of our revenues in recent years has been from brokerage services, and although we continue to diversify our revenue sources, management expects this business to continue to account for a significant portion of our revenues in the foreseeable future. Like other financial services firms, we are affected directly by national and global economic and political conditions, broad trends in business and finance, disruptions to the securities markets and changes in volume and price levels of securities and futures transactions. Any decrease in transaction volume may be more significant for us with respect to less active customers, increasing dependence on more active trading customers who receive more favorable pricing based on their transaction volume. Decreases in volumes, as well as securities prices, are also typically associated with a decrease in margin borrowing, which could adversely affect our business.

Downturns in the securities markets increase the credit risk associated with margin lending or stock loan transactions.

We permit our customers to purchase securities on margin. When the market declines rapidly, there is an increased risk that the value of the collateral a clearing firm holds for our customers in connection with these transactions could fall below the amount of a customer’s indebtedness. We may risk losses if there are sharp changes in market values of many securities and the counterparties to the borrowing and lending transactions fail to honor their commitments. Any downturn in public equity markets may lead to a greater risk that parties to stock lending transactions may fail to meet their commitments.

If we do not successfully manage consolidation opportunities, we could be at a competitive disadvantage.

There has been significant consolidation in the brokerage services industry over the last several years, and the consolidation is likely to continue in the future.  Should we fail to take advantage of viable consolidation opportunities or if we overextend our efforts by acquiring businesses that we are unable to integrate or manage properly, we could be placed at a competitive disadvantage. Acquisitions entail numerous risks including retaining or hiring skilled personnel, integrating acquired operations, products and personnel and the diversion of management attention from other business concerns. In addition, there can be no assurance that we will realize a positive return on any acquisition or that future acquisitions will not be dilutive to our earnings. We have not at this time entered into any arrangements regarding specific acquisitions.

Our international efforts subject us to additional risks and regulation, which could impair our business growth.

One component of our strategy has been an effort to build an international business. We have established certain joint venture and/or contractual relationships. We have limited control over the management and direction of these venture partners and/or contract partners, and their action or inaction, including their failure to follow proper practices with respect to regulatory compliance and/or corporate governance, could harm our operations and/or our reputation. If we fail to comply with applicable securities and banking laws, rules and regulations, we could be subject to disciplinary actions, damages, penalties or restrictions that could significantly harm our business.

We are subject to significant regulation which affects our business operations.

The SEC, FINRA, MSRB, Commodity Futures Trading Commission (“CFTC”) or other self-regulatory organizations and state securities commissions can, among other things, censure, fine, issue cease-and-desist orders or suspend or expel a broker-dealer or any of its officers, employees or agents. Similarly, the attorneys general of each state could bring legal action on behalf of the citizens of the various states to ensure compliance with local laws. The ability to comply with applicable laws and rules is dependent in part on the establishment, maintenance and enforcement of an effective compliance system. The failure to establish and enforce reasonable compliance procedures, even if unintentional, could subject us to significant losses or disciplinary or other actions.

Our business may be adversely affected by market conditions.

As an investment banking, securities and investment management firm, our businesses are materially affected by conditions in the financial markets and economic conditions generally, both in the United States and elsewhere around the world. Many factors or events could lead to a downturn in the financial markets including war, terrorism, natural catastrophes and other types of disasters. These types of events could cause people to begin to lose confidence in the financial markets and their ability to function effectively. If the financial markets are unable to effectively prepare for these types of events and ease public concern over their ability to function, our revenues are likely to decline and our operations will be adversely affected.

Global financial markets experienced significant stress during the third quarter of 2007, primarily driven by challenging conditions in the markets related to U.S. sub-prime mortgages (including Collateralized Debt Obligations (“CDOs”) based on sub-prime collateral).  Nevertheless, the key indicators of the markets' performances, the Dow Jones Industrial Average ("DJIA"), the Standard and Poor's 500 Index ("S&P 500") and the NASDAQ composite increased slightly during the third quarter up by 4%, 2% and 4% respectively from their closing prices on June 30, 2007.  Additionally, the DJIA rose to a record high of over 14,000 in the first part of the third quarter 2007, closing at 14,164.53 for the first time ever on October 9, 2007. At September 30, 2007, the DJIA, the NASDAQ and the S&P 500 increased 11%, 12%, and 8% respectively, from their December 31, 2006 closing prices, and closed up 19%, 20% and 14% respectively over their September 30, 2006 closing prices.

While the major market indices have signaled increased investor confidence in the markets, concerns over inflation, energy costs, and geopolitical issues, and the slowing residential real estate market including the sub-prime mortgage sector remain and the recent results of the third quarter may not be indicative of future results.

Adverse or uncertain economic and market conditions have in the past adversely affected, and may in the future adversely affect, our business and profitability in many ways, including the following:

• Industry-wide declines in the number of equity underwriting and mergers and acquisitions may have an adverse effect on our potential revenues and profit margins. A decrease in the number of transactions due to uncertain or unfavorable market conditions may adversely affect our investment banking business.

• Reductions in the level of the equities markets also tend to reduce the value of clients’ portfolios, which in turn may reduce our fees earned for managing assets. Even in the absence of uncertain or unfavorable economic or market conditions, investment performance by our asset management business below the performance of benchmarks, or of our competitors, could result in a decline in assets under management and therefore in incentive and management fees.

• We have been operating in a lower interest rate market for the past several years. Increasing or high interest rates and/or widening credit spreads, especially if such changes are rapid, may create a less favorable environment.

• The volume of transactions that we execute for customers may decline, which would reduce the revenues received from commissions.

Risks Specific to our Business.

We have incurred, and may incur in the future, operating losses.

We incurred net losses from our operations in the past two fiscal years and for the nine month period ended September 30, 2007.  We cannot assure you that we will be able to sustain revenue growth, profitability or positive cash flow.  However, we believe that we have adequate cash and regulatory capital to fund our current level of operating activities through the foreseeable future. If we are unable to become profitable, we may not be financially viable in the future and we may have to curtail, suspend or cease operations.

We may be dependent on a limited number of customers for a significant portion of our revenue.

During 2006, investment banking revenue accounted for more than 10% of our revenue.  By its nature such revenue is tied to the effectuation of a transaction for one client; however, such revenue is also typically of a non-recurring nature.  We have also been dependent on one customer, or on a small number of customers, for a large percentage of our brokerage revenue at some times in the past and we cannot assure you that we will not become so dependent again in the future. If we do become dependent on a single brokerage customer or small group of brokerage customers, the loss of one or more large customers could materially adversely affect our brokerage business and thus our results of operations.

Our Chief Executive Officer, Director and majority shareholder, Robert Escobio, has earned the majority of our revenues and is expected to continue to be a key generator of our revenues.

Since becoming the holding company for CIS, a majority of our revenues have been generated by Robert Escobio, our Chief Executive Officer, Director and majority shareholder.  We expect that as our principal trader, the revenues generated by Mr. Escobio will continue to account for a significant amount of our revenue and thus we are dependent on the skills, abilities and leadership of Mr. Escobio.

Our principal shareholder controls a large percentage of our shares of common stock and has the voting power to direct our corporate actions.

As of November 14, 2007, Robert Escobio, our Chairman of the Board and Chief Executive Officer beneficially owns 67.39% of our common stock, treating all of his shares as fully vested and including shares issuable upon exercise of warrants and shares he controls under a trust.  Accordingly, he can direct all of our corporate actions, including the election of directors and the appointment of officers.  Additionally, this will make it impossible for a third party to acquire control of us without the consent of Mr. Escobio.  Mr. Escobio has no present intent of diminishing his ownership stake in the company in any manner that would cause him to relinquish control of our operations.

We depend on our executive officers and the loss of their services could harm our business.

Our success is closely dependent upon the efforts of our Chief Executive Officer, President and Chief Financial Officer.  We do not maintain, and do not intend to obtain, key man life insurance on the life of any of our executive officers. If one of our executive officers terminates their employment with us and we are unable to find a suitable replacement in a relatively short period of time, our operations may be materially and adversely affected.  Additionally, pursuant to his employment agreement, if Mr. Escobio’s employment terminates, as a result of a change of control, we must pay him a lump-sum of five million dollars and purchase all of his shares based on their fair market value. If Mr. Escobio’s employment terminates for any other reason, including death or disability, then we must pay him two million dollars and purchase all of his shares based on their fair market value.  If Mr. Fitzgerald’s employment terminates due to change of control, we must pay him a lump-sum of one million dollars.

Limitations on our access to capital could impair our liquidity and our ability to conduct our businesses.

Liquidity, or ready access to funds, is essential to our business. Liquidity is of particular importance to our trading business and perceived liquidity issues may affect our clients and counterparties’ willingness to engage in brokerage transactions with us.   Our liquidity could be impaired due to circumstances that we may be unable to control, such as a general market disruption or an operational problem.

Finding professional employees can be a competitive challenge.

We face intense competition in attracting and retaining qualified employees. Our ability to continue to compete effectively in our businesses depends upon our ability to attract new employees and retain and motivate our existing employees.

We may experience significant fluctuations in our quarterly operating results due to the nature of our business.

Our revenue and operating results may fluctuate due to a combination of factors including the number of private placements, or other financings or advisory transactions, we are involved with, when such transactions are completed, and the level of fees we generate from such transactions.  Accordingly, our operating results may fluctuate significantly due to an increased or decreased number or transactions in any given financial reporting period.

If CIS fails to maintain the capital levels required by regulators, it may be fined or even forced out of business.

Because we have registered CIS with the SEC and the FINRA, as a securities broker-dealer, we are subject to extensive regulation under federal and state laws, as well as self-regulatory organizations. The principal purpose of regulation and discipline of broker-dealers is the protection of customers and the securities markets rather than protection of creditors and stockholders of broker-dealers. The SEC is the federal agency charged with administration of the federal securities laws. Much of the regulation of broker-dealers, however, has been delegated to self-regulatory organizations, such as the FINRA and national securities exchanges. The FINRA is our primary self-regulatory organization. These self-regulatory organizations adopt rules, which are subject to SEC approval, that govern the industry and conduct periodic examinations of member broker-dealers. Broker-dealers are also subject to regulation by state securities commissions in the states in which they are registered. The regulations to which broker-dealers are subject cover all aspects of the securities business, including net capital requirements, sales methods, trading practices among broker-dealers, capital structure of securities firms, record keeping and the conduct of directors, officers and employees. The SEC and the self-regulatory bodies may conduct administrative proceedings, which can result in censure, fine, suspension or expulsion of a broker-dealer, its officers or employees. If we fail to comply with these rules and regulations, our business may be materially and adversely affected.

The regulatory environment in which we operate is also subject to change. Our business may be adversely affected as a result of new or revised legislation or regulations imposed by the SEC, other United States or foreign governmental regulatory authorities or the FINRA. We also may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and the FINRA.

The operations and infrastructure of service providers upon which we rely may malfunction or fail and negatively impact our business, at least temporarily.

We have outsourced all aspects of our technology infrastructure, including trade processing, data centers and disaster recovery systems, among other things.  We also contract with our vendors to produce, batch and mail our confirmations and customer reports.  We are dependent on technology providers to manage and monitor these functions.  A disruption of any of these outsourced services would be out of our control and could have a negative impact on our business, at least temporarily.

The business operations that we conduct outside of the United States subject us to unique risks.

To the extent that we conduct business outside of the United States, we are subject to risks including, without limitation, the risk of non-compliance with foreign laws and regulations, the general economic and political conditions in countries where we conduct business and currency fluctuations.  If we are unable to manage these risks effectively, our reputation and results of operation could be harmed.

We do not expect to pay any cash dividends in the foreseeable future.

We intend to retain any future earnings to fund the operation and expansion of our business and therefore, we do not anticipate paying cash dividends in the foreseeable future.  Accordingly, you must rely on sales of your shares of common stock after price appreciation, which may never occur, as the only way to realize any future gains on your investment.

Our common stock is thinly traded, so you may be unable to sell at or near ask prices or at all if you need to sell your shares of common stock to raise money or otherwise desire to liquidate your holdings.

Our common stock is thinly traded through the OTC Bulletin Board.  The number of persons interested in purchasing our common stock at or near ask prices at any given time has been, and may continue to be, relatively small or non-existent. This situation is attributable to a number of factors, including the fact that we are a small company which is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-adverse and would be reluctant to purchase or recommend the purchase of our shares until such time as we became more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. We cannot assure you that a broader or more active public trading market for our common stock will develop or be sustained, or that current trading levels will be sustained or not diminish.

The application of the “penny stock” rules to our common stock could limit the trading and liquidity of our common stock, adversely affect the market price of our common stock and increase your transaction costs to sell those shares.

As long as the trading price of our common stock is below $5.00 per share, the open-market trading of our common stock will be subject to the “penny stock” rules. The “penny stock” rules impose additional sales practice requirements on broker-dealers who sell securities to persons other than established customers and institutional accredited investors and do not qualify for an exemption from the penny stock rules. These regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the associated risks. Under these regulations, certain brokers who recommend such securities to persons other than established customers or certain institutional accredited investors must make a special written suitability determination regarding such a purchaser and receive such purchaser's written agreement to a transaction prior to sale. These regulations have the effect of limiting the trading activity of the common stock, reducing the liquidity of an investment in the common stock and increasing the transaction costs for sales and purchases of our common stock as compared to other securities.

The market price for our common stock may be particularly volatile given our status as a relatively unknown company with a small and thinly traded public float, limited operating history which could lead to wide fluctuations in our share price. You may be unable to sell your common stock at or above your purchase price, which may result in substantial losses to you.

The market for our common stock is characterized by significant price volatility when compared to seasoned issuers, and we expect that our share price will continue to be more volatile than a seasoned issuer for the indefinite future. The volatility in our share price is attributable to a number of factors. First, as noted above, our common stock is sporadically and thinly traded. As a consequence of this lack of liquidity, the trading of relatively small quantities of shares by our stockholders may disproportionately influence the price of those shares in either direction. The price for our shares could, for example, decline precipitously in the event that a large number of shares of our common stock are sold on the market without commensurate demand, as compared to a seasoned issuer which could better absorb those sales without adverse impact on its share price. Secondly, we are a speculative or "risky" investment due to our limited operating history, and uncertainty of future market acceptance for our services. As a consequence of this enhanced risk, more risk adverse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their shares on the market more quickly and at greater discounts than would be the case with the stock of a seasoned issuer. Many of these factors are beyond our control and may decrease the market price of our common stock, regardless of our operating performance. We cannot make any predictions or projections as to what the prevailing market price for our common stock will be at any time, including as to whether our common stock will sustain its current market price, or as to what effect that the sale of shares or the availability of common stock for sale at any time will have on the prevailing market price.

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING INFORMATION

We have made forward-looking statements in this prospectus and make forward-looking statements in our press releases that are subject to risks and uncertainties. Forward-looking statements include information that is not purely historic fact and include, without limitation, statements concerning our financial outlook for 2007 and beyond, our possible or assumed future results of operations generally, and other statements and information regarding assumptions about our revenues, cash flow from operations, available cash, operating costs, capital and other expenditures, financing plans, capital structure, contractual obligations, legal proceedings and claims, future economic performance, management’s plans, goals and objectives for future operations and growth and markets for our planned services. The sections of this prospectus which contain forward-looking statements include “Prospectus Summary”, “Business,” “Legal Proceedings,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes.

Our forward-looking statements are also identified by words such as “believes,” “expects,” “thinks,” “anticipates,” “intends,” “estimates” or similar expressions. You should understand that these forward-looking statements are necessarily estimates reflecting our judgment, not guarantees of future performance. They are subject to a number of assumptions, risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. The factors discussed in “Risk Factors” and other unforeseen events or circumstances could affect our future results and could cause those results or other outcomes to differ materially from those expressed or implied in our forward-looking statements.  Accordingly, you should not place undue reliance on forward-looking statements, which speak only as of the date of this prospectus. All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

SELLING SHAREHOLDERS

AND

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of November 20, 2007 with respect to the number of shares of common stock beneficially owned by the Selling Shareholders and their percentage ownership interest, as adjusted to give effect to the sale of the shares offered by the Selling Shareholders under this prospectus. The number of shares in the column labeled “Number of Shares Being Offered” represents all of the shares that the Selling Shareholders may offer for sale under this prospectus. The Selling Shareholders may from time to time offer and sell pursuant to this prospectus any or all of the common stock being registered for their accounts. The table assumes that the Selling Shareholders sell all of the shares offered by them under this prospectus. We are unable to determine the exact number of shares that actually will be sold. We do not know how long the Selling Shareholders will hold the shares before selling them and we currently have no agreements, arrangements or understandings with the Selling Shareholders regarding the sale of any of their shares.

Name	Number of Shares Beneficially Owned Before the Offering		Number of Shares Being Offered		Number of Shares Owned After the Offering	Percentage of Stock Owned After the Offering *

Robert Escobio (1)	10,011,448	(1)	3,000,000	(2)	7,011,448	38.45%
Robert J. Escobio and Salvador Frieri-Gallo Irrevocable Trust (3)	2,624,561	(3)	2,624,561		--	--
Kevin Fitzgerald (4)	922,389	(4)	922,389		--	--
Susan Escobio (5)	1,842,000	(5)	1,642,000		--	--
Ramon Amilibia (6)	500,000	(6)	500,000		--	--
Joseph Abood	21,871		21,871		--	--
Penrold Holdings	43,742		43,742		--	--
Pat Noseda	21,871		21,871		--	--
Majestic Bay	10,936		10,936		--	--
Rubens Tabarly	10,936		10,936		--	--
Alan Smith	4,374		4,374		--	--
Alina Arnoldson	176,000		176,000		--	--
Bewitched Enterprises	165,000		165,000		--	--
Carinone Siperstein	2,750		2,750		--	--
Domingo Alvarez	110,000		110,000		--	--
Eric Saba	33,000		33,000		--	--
Flimwell Investments	110,000		110,000
Frank Dunbar	82,500		82,500		--	--
GC&C Global Money Investments	27,500		27,500		--	--
Howard Behar	2,750		2,750		--	--
Isabel Campos (7)	165,000		165,000		--	--
Jamie Behar	22,000		22,000		--	--
Michelle Brewer	27,500		27,500		--	--
Miguel Pepe	27,500		27,500		--	--
Pincay Investments	275,000		275,000		--	--
Sadovnic	33,000		33,000		--	--
Stafano Fanfani	33,000		33,000		--	--
Victor Casado (8)	151,250		151,250		--	--
Glamox Investments	55,000		55,000		--	--
Adolfo Porro (9)	323,000		323,000		--	--

* Assumes exercise of: (i) stock options exercisable for 333,339 shares of our common stock within 60 days of November 20, 2007 and warrants for 84,000 shares of our common stock; as a result, we would have 18,750,717 shares of common stock issued and outstanding.

(1) Mr. Escobio is our Chief Executive Officer and the Chief Executive Officer of CIS. Mr. Escobio has sole voting and investment power over 9,750,500 shares of our common stock registered in his own name and immediately exercisable warrants to purchase 62,500 shares of our common stock. He shares voting and investment power with his spouse, Susan Escobio, with respect to 198,448 shares of our common stock. This selling shareholder has identified himself as an affiliate of a broker-dealer. Please see “Plan of Distribution” for required disclosure regarding selling shareholders that are affiliates of a broker-dealer.

(2) Mr. Escobio is offering for sale 2,937,500 shares of common stock held in his own name and 62,500 shares issuable to him upon the exercise of warrants for shares of common stock.

(3) Mr. Escobio, as Trustee, also has sole voting and investment power over the 2,624,561 shares of our common held by the Robert J. Escobio and Salvador Frieri-Gallo Irrevocable Trust. The Trust terminates on December 31, 2015.  All shares of our common stock held by the Trust are being registered. For purposes of this table, such shares are excluded from Mr. Escobio’s beneficial holdings.

(4) Mr. Fitzgerald is our President and the President of CIS.  His shares of common stock were granted in January 2007 and vest monthly in equal percentages over a period of 18 months commencing in January 2007. This selling shareholder has identified himself as an affiliate of a broker-dealer. Please see “Plan of Distribution” for required disclosure regarding selling shareholders that are affiliates of a broker-dealer.

(5) Mrs. Escobio is one of our officers and directors and the spouse of Robert Escobio. Mrs. Escobio has sole voting and investment power over 1,642,000 shares of our common stock and stock options for 200,000 shares of our common stock which will become exercisable on December 31, 2007, and shares voting and investment power with her spouse, Robert Escobio, with respect to 198,448 of our shares of common stock, which shares are included solely in Mr. Escobio’s shares for purposes of this table. This selling shareholder has identified herself as an affiliate of a broker-dealer. Please see “Plan of Distribution” for required disclosure regarding selling shareholders that are affiliates of a broker-dealer.

(6) Mr. Amilibia is one of our directors. Please see “Plan of Distribution” for required disclosure regarding selling shareholders that are affiliates of a broker-dealer.

(7) This selling shareholder has identified herself as an affiliate of a broker-dealer. Please see “Plan of Distribution” for required disclosure regarding selling shareholders that are affiliates of a broker-dealer.

(8) This selling shareholder has identified himself as an affiliate of a broker-dealer. Please see “Plan of Distribution” for required disclosure regarding selling shareholders that are affiliates of a broker-dealer.

(9) This selling shareholder has identified himself as an affiliate of a broker-dealer. Please see “Plan of Distribution” for required disclosure regarding selling shareholders that are affiliates of a broker-dealer.

PLAN OF DISTRIBUTION

The shares offered by this prospectus are being offered on behalf of the Selling Shareholders. The shares may be sold or distributed from time to time by the Selling Shareholders, or by pledgees, donees or transferees of, or other successors in interest to, the Selling Shareholders, directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or who may acquire the shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed.

The sale of the shares may be affected in one or more of the following methods:

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purchases by a broker-dealer as principal and resale by the broker-dealer for its own account pursuant to this prospectus;

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ordinary brokerage transactions and transactions in which the broker solicits purchasers;

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block trades in which the broker-dealer so engaged will attempt to sell securities as agent but may position and resell a portion of   the block as principal to facilitate the transaction;

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in making short sales or transactions to cover short sales;

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in put or call transactions relating to the shares;

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in privately negotiated transactions; and

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in options, swaps or derivatives transactions.

In addition, any shares that qualify for resale pursuant to Rule 144 of the Securities Act may be sold in accordance therewith rather than pursuant to this prospectus.

The Selling Shareholders may pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell these securities from time to time pursuant to this prospectus.

Brokers, dealers, underwriters or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts or concessions from the Selling Shareholders or purchasers of the shares for whom such broker-dealers may act as agent, or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be less than or in excess of customary commissions).

The staff of the SEC is of the view that selling security holders who are registered-broker dealers or affiliates of registered broker-dealers may be underwriters under the Securities Act. The staff of the SEC is also of the view that any broker-dealers who act in connection with the sale of shares hereunder may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions they receive and proceeds of any sale of shares may be deemed to be underwriting discounts and commissions under the Securities Act. Neither we nor any Selling Shareholder can presently estimate the amount of such compensation.

We will not pay any compensation or give any discounts or commissions to any underwriter in connection with the securities being registered in this prospectus. We know of no existing arrangements between any Selling Shareholder, any other shareholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares.

The anti-manipulation rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) may apply to sales of shares in the market and to the activities of the Selling Shareholders and their affiliates. The Selling Shareholders may not affect any sale or distribution of the shares until after the prospectus has been appropriately amended or supplemented, if required.

During such time as the Selling Shareholders may be engaged in a distribution of the securities covered by this prospectus, the Selling Shareholders are required to comply with Regulation M promulgated under the Exchange Act. This may affect the marketability of our common stock.

We cannot assure you that the Selling Shareholders will sell any of the shares offered by this prospectus.

USE OF PROCEEDS

We will not receive any proceeds from the sale of up to 10,624,430 shares of common stock by the Selling Shareholders, except for proceeds upon the exercise of the warrants. This prospectus registers the resale of shares of common stock and warrants issued to accredited investors as well as common stock previously issued to, or purchased by, our officers, directors, employees and certain accredited investors in transactions effectuated in reliance upon exemptions from registration under the federal securities laws.

DIRECTORS, EXECUTIVE OFFICERS,

PROMOTERS AND CONTROL PERSONS

The term of office of each of our directors will expire at our next shareholders’ meeting. Our directors and executive officers are as follows:

Name	Age	Positions and Offices	Term

Robert Escobio	52	Chairman of the Board, Director and Chief Executive Officer of STS and CIS	Since 2005(1)
Kevin Fitzgerald	51	Director and President of STS and CIS	Since 2007
Susan Escobio	51	Director of STS and CIS	Since 2005(1)
Fernando Fussa	47	Chief Financial Officer of STS and CIS	Since 2007
Ramon Amilibia	44	Director of STS	Since 2007

(1) We, then named “Atlantis Ideas Corp.” acquired the former Southern Trust Securities Holding Corp. (“STS”), from which we derive our primary operations, in March 2006.  Robert and Susan Escobio were the founders of STS and incorporated it in January 2000 and served as the primary shareholders, directors and officers of STS prior to its merger with and into us, at which time we changed our name from to “Southern Trust Securities Holding Corp.”  All references to “STS’ in this registration statement refer to the separate and distinct corporate entity which merged with and into us and ceased to exist on March 30, 2006.

Robert Escobio. Mr. Escobio is our Chairman of the Board and Chief Executive Officer.  He is also the Chief Executive Officer and a director of CIS. Mr. Escobio has more than 30 years of experience with broker-dealer organizations, including Dean Witter, Paine Webber, Smith Barney and Prudential Securities.  Mr. Escobio is our head trader and is responsible for all of our operations as well as maintaining our relationships with key individual and institutional clients. Mr. Escobio, and his spouse, Susan Escobio, formed our predecessor, STS, in January 2000 and served as its principal officers and directors until it merged with and into us. He also formed CIS in 1999, and he and Mrs. Escobio have been its principal officers and directors since inception. In 2004, STS became the holding company of CIS through a share exchange.  In May 2005, Mr. Escobio and his spouse purchased a controlling interest in us, at which time we were a shell corporation, and became our principal officers and directors. In March 2006, the Escobios, as the controlling shareholders, directors and officers of both STS and us, merged STS with and into us changing our name to “Southern Trust Securities Holding Corp”.  Mr. Escobio also serves as President and a director of AR Growth Finance Corp. (“ARGW.PK”), in which we are part of a controlling investor group. Mr. Escobio has a M.B.A from the University of Miami and a B.S. from the University of Florida in finance.

Kevin Fitzgerald. Mr. Fitzgerald is our President and a director and the President and a director of CIS. Mr. Fitzgerald has more than 17 years of corporate banking experience, including working with Deloitte Touche and Houlihan Lokey Howard and Zukin as an investment banker. In addition, Mr. Fitzgerald has been Chief Executive Officer of three different public companies over the past 10 years, each of which has raised significant capital under Mr. Fitzgerald’s leadership, including Ener1, Inc. (OTCB: ENEI) from 2003 to 2006; Globaltron Corporation (OTCBB: PHGW) from 2000 to 2001 and Neff Corporation (NYSE; NFF) from 1995 to 2000. Mr. Fitzgerald was also the Chief Executive Officer and a Chairman of the Board of Edison Advisors, LLC, an investment bank, in 2001 and 2002.  Mr. Fitzgerald is responsible for all of our operations and is specifically in charge of our investment banking group. He is also the Chief Executive Officer and a director of AR Growth Finance Corp. (“ARGW.PK”), in which we are part of a controlling investor group, and a director of Air Temp North America, Inc. (“ATPN.PK”), the holding company for Air Temp de Mexico, S.A. de C.V. and a client of CIS.  Mr. Fitzgerald has a M.B.A. from Fordham University and a B.S. in electrical engineering from Carnegie-Mellon University.

Fernando Fussa. Mr. Fussa recently joined us in February 2007, as our Chief Financial Officer and the Chief Financial Officer of CIS.  He is a licensed CPA.  Prior to working with us, Mr. Fussa was the Chief Financial Officer of the Offshore Banking and Investment Business of Citigroup-International Personal Banking, where he commenced working in October 2003. Before that, Mr. Fussa was the First Vice President, Comptroller and Assistant Secretary for UBS Financial Services Incorporated of Puerto Rico, where he served for ten years.  Mr. Fussa commenced his professional career with Arthur Andersen in 1985.  Mr. Fussa received his B.B.A in accounting from the University of Puerto Rico.

Susan Escobio. Mrs. Escobio is our Treasurer and Compliance Officer and a director. She is also the Treasurer and Compliance Officer and a director of CIS.  She has been one of our officers and directors and an officer and director of CIS and STS for the same time periods disclosed above in the paragraph regarding Mr. Escobio.  Prior to Mr. Fussa’s joining us, Mrs. Escobio also served as our Chief Financial Officer. Mrs. Escobio has more than 28 years of experience with broker-dealer operations.  Past experience includes working with Dean Witter, Credit Lyonnais, Smith Barney and Cardinal Capital Management. Susan Escobio is the spouse of Robert Escobio.  Mrs. Escobio holds a B.A. in Marketing from Florida International University.

Ramon Amilibia. Mr. Amilibia is one of our directors. Mr. Amilibia has been, since 2002, a member of the Board of Directors of International Private Wealth Management, S.A., a financial group based in Geneva, Switzerland.  He is also managing director of IPWM, LLC since 2003. Mr. Amilibia is a member of the Fernandez- Iriondo family, which has controlling interests and investments in numerous companies, including Zardoya Otis Elevator Company.  He has more than 13 years of experience in various capacities in International Private Banking, having served as member of the board of BBVA- Banco Continental in Peru, and in other capacities for Banco Bilbao Vizcaya Argentaria (BBVA) in Miami and Mexico.  Mr. Amilibia received a M.B.A. from the American Graduate School of International Management, Thunderbird, and a degree in law and business administration from the Universidad de Deusto in Spain.

Committees of the Board of Directors

We have not yet established committees of our Board of Directors.

DIRECTOR INDEPENDENCE

Our Board of Directors is comprised of four directors. We are not required to have a majority of our directors be independent because our shares are not listed or quoted on any exchange or medium that has director independence requirements. However, in applying the standards applicable to companies whose shares of common stock are listed with The Nasdaq Stock Market, we would meet the definition of a “Controlled Company” as more than 50% of our voting power is held by Robert Escobio, our Chief Executive Officer, and therefore we would be exempt from the FINRA requirement that a majority of our directors be independent.  In point of fact, three of our directors are currently also our officers and thus none of them are independent.

BUSINESS

Overview

We are the holding company for Capital Investment Services, Inc. (“CIS”), a registered broker-dealer and investment banking firm.  Our principal executive offices are located in Coral Gables, Florida. Our principal business is the business of CIS.

As a broker-dealer and investment adviser, we offer our clients:

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access to all major domestic and international securities and options exchanges;

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trading in fixed income products, corporate, government, agencies, municipals, and emerging market debt;

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fixed and variable annuities and life insurance;

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hundreds of domestic and international mutual funds; and

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management of retirement plans such as IRAs, 401ks, 403Bs, SEP IRAs, and other popular plans;

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portfolio management for individuals, pension funds, retirement plans, foundations, trusts and corporations; and

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corporate services facilitating restricted stock dispositions and stock option exercises.

We also offer offshore services enabling client access to foreign trusts and corporations by providing administrative services and referrals to foreign filing specialists and attorneys to enable clients to establish offshore accounts and entities, from time to time.  Income derived from these services has been immaterial to our consolidated business, the services are provided primarily as an accommodation to our clients.

Investment banking is a vital part of our business. We provide traditional as well as innovative securities transaction structures.  Our focus is on merger and acquisition advisory services, private placements convertible into publicly-traded shares and private placements bridging to public offerings through reverse mergers into publicly-traded shell corporations.

Through our subsidiary, CIS Asset Management (“CISAM”), an investment advisor registered with the State of Florida, we also provide asset management services.

CIS is headquartered in Coral Gables, Florida due to that city’s importance as a regional financial center attracting investors from throughout the United States, Latin America, and Europe. CIS also has offices in Madrid, Spain and Geneva, Switzerland, which enable us to better serve our international clients and to more readily access the financial markets in Europe.  Almost all of our employees and agents are fluent in both English and Spanish and this fact is extremely important to our competitive ability to grow our business by engaging in transactions with investors and companies in South Florida, Latin America and Spain, among other locations.  We also have relationships with approximately 12 foreign associates who provide market access for our clients in the following countries:  Argentina, Brazil, Columbia, Dominican Republic, England, Germany, Italy, Mexico, Panama, Spain, Switzerland and Venezuela.

During the first quarter of 2007, we entered into an agreement to work in concert with Inversora Castellanos, S.A., an Argentine company comprised of executives from SanCor, the largest dairy cooperative in Argentina and Administracion de Carteras S.A., an Argentine company comprised of executives from ArsCap S.A., a financial trustee company.  As a group, we purchased a controlling interest in AR Growth Finance Corp. (“AR Growth.”) The common stock of AR Growth trades on the Pink Sheets under the symbol “ARGW”. As a group, we plan to implement an acquisition plan to acquire finance related companies in Argentina through AR Growth.

During the third quarter of 2007, we opened a branch office in Northern Virginia.  We have two registered representatives who operate out of this office.  These registered representatives, acting as a division of CIS called Rosewood Securities, LLC, will specialize in assisting Chinese companies to enter the United States’ capital markets through private placements bridging into public offerings through reverse mergers with publicly-traded shell companies.

History

We were incorporated on January 14, 1998, in the State of Florida under the name February Project III.  Subsequently we changed our name to Atlantis Ideas Corp.  In March 2006, we effectuated a reverse merger with Southern Trust Securities Holding Corp. (“STS”), in which we survived owning the operations of STS and we subsequently changed our name to “Southern Trust Securities Holding Corp.”  Prior to the acquisition of STS, we did not have any material business operations.

STS was formed as a Florida corporation on January 25, 2000. It was the holding company for CIS, which was organized as a Florida corporation on June 10, 1999.  By way of a share exchange, in 2004, STS and CIS exchanged shares so that CIS became the wholly-owned subsidiary of STS.

Additionally, on October 23, 2006, we formed Kiernan Investment Corp. (“KIC”) as an international business company in Belize.  KIC did not have any operations during 2006.

Mission Statement

Our mission is to meet each individual and institutional investor’s objectives through the use of a wide array of financial products.  Each client has a set of financial goals, which permits our professionals to gauge their ability to accept varying degrees of risk. From the most conservative risk adverse investor, to the most aggressive trader, we may offer mutual funds, equity, option and fixed income trading, insurance products such as fixed and variable annuities, structured products, futures, managed accounts and many more investment options.  We are committed to continuously offering highly personalized services.

Our business objectives are straightforward: aggressive revenue growth coupled with a high profit margin, which ultimately translates into higher share prices for our capital stock. At present, we generate our revenue from three primary sources: (1) trading and commission revenue from individual and institutional accounts, (2) asset management fee income from account management and investment advisory services; and (3) investment banking fees from private placement and merger and acquisition advisory services.

Retail and Institutional Brokerage

With regard to our core business of trading and acting as a broker-dealer for our clients, we view our-self as a specialty broker-dealer. Our expertise is in the trading and structuring of complex programs that utilize derivatives as hedges and also as incremental return vehicles. We primarily trade in fixed income instruments, foreign currencies, and broad-based indexes. By utilizing derivatives (puts and call options) in conjunction with either the purchase or sale of a bond, currency or index, we are able to generate superior returns while at the same time minimizing the risks to our clients. A large component of our trading is done with foreign bonds and currencies. We also trade in equities and are able to transact any trade desired by our clients. As of September 30, 2007, we had approximately $150 million under management on a fully consolidated basis.

We effectuate transactions in domestic and international debt and equity markets on behalf of our clients by maintaining a correspondent relationship with Pershing LLC, a wholly-owned subsidiary of The Bank of New York Inc., one of the largest bank holding companies in the United States.  We also have clearing and correspondent arrangements with Deutsche Bank, Man Financial, Lehman Brothers and Penson Worldwide, Inc. These arrangements also allow our clients to participate in the domestic and international futures and forward markets. Depending on the customer and the security being traded, we endeavor to utilize the optimum clearing partner for our customers. In all cases, we act as the introducing broker to clearing firms that will clear and maintain custody of all of our customer accounts. This allows us to minimize our back office operations.

At present, CIS has one senior trader along with three associate traders.  We plan to hire additional traders as qualified candidates become available.

Asset Management

We conduct our asset management business through our wholly-owned subsidiary, CISAM. Our asset management business handles client funds under fixed fee arrangements based on the dollar amount under management.  When appropriate, our broker-dealer operations act as agent in affecting transactions for the managed accounts. In addition, the asset management group assists clients with their insurance needs, including life insurance and fixed annuities. The asset management group works closely with our broker-dealer group allowing for many shared clients and, more importantly, giving our clients more financial products from which to choose.

Investment Banking

Our investment banking group is very specialized and works closely with corporate clients providing specific financial solutions to their capital and strategic needs. Namely, our group makes private placement and merger and acquisition services available to primarily foreign clients but we also work with domestic clients.

Many of our corporate clients are seeking capital in order to grow.  Furthermore, many of our broker-dealer and asset management clients are seeking investments in growing companies. As such, we seek to match our investment clients with our corporate clients through structured financing products.  Specifically, we focus on private investments in public equities (“PIPES”) for our corporate clients. If the common stock of a corporate client is already publicly-traded, then we will privately place with our investment clients discounted common stock or a structured security such as a convertible preferred stock or convertible debenture. If the common stock of a corporate client is not publicly-traded, then we will locate and negotiate a purchase of a publicly-traded shell corporation which we would utilize to effect a reverse merger with the corporate client thereby making the entity a publicly-traded entity (an “Alternative Public Offering” or “APO”).  This allows us to then privately place a discounted common stock or structured PIPE financing with the newly public client.

The PIPE financing market is growing at a rapid pace and all indications are that this will continue. We plan to aggressively grow our investment banking staff to allow for more PIPE and APO transactions to be executed.  Our existing investment clients provide us opportunities to access the funds necessary to complete the financing. Further, we have ready access to many public shell corporations through contacts we have with various third parties who maintain inventories of such companies, allowing us to purchase such companies and take a private company public and to secure its funds for growth in a manner very similar to taking a company through an initial public offering (“IPO”), but in a more timely and cost-effective manner.

There are many reasons for the growth of APOs including the fact that many small to mid-sized companies cannot access the more traditional IPO due to their number of shareholders or duration. In addition, many of our corporate clients want to maintain control of their company and are thus not interested in venture capital financing which cedes some control to such investors. Historically, venture financing has generally been a source of equity-related financing for the small to mid-sized company. PIPE financing is distinguished from a normal private placement in that the company must be public so that the investor in the PIPE financing has the ability at any time to exit its investment, subject to applicable securities laws, through converting its security into publicly-trading common stock.  The combination of the APO and PIPE is a very attractive alternative for smaller businesses.

Again, having a broker-dealer business coupled with the investment banking services provides multiple revenue opportunities for both groups. For example, when our investment clients look to exit a PIPE investment, our broker-dealer group will assist them in doing so through selling their shares and thereby generating commission income. On the other hand, our investment banking group will be able to execute PIPE transactions, and thus fee income, by having a ready source of investment capital from asset management and broker-dealer clients.

The investment banking group earns a fee based on the amount of PIPE financing it structures. This fee is generally 5%-10% of the funds raised. In addition, we generally will receive equity in the form of warrants and/or common stock of the company financed. Thus, we are able to generate high margin fee income as well as receiving equities in growing companies.

Our investment banking group also performs merger and acquisition advisory services for our corporate clients and renders general strategic advisory services.

Acquisitions

We expect growth of our core businesses to come through both internal expansion and acquisitions. To the extent we make acquisitions or enter into combinations, we face numerous risks and uncertainties combining the businesses and systems, including the need to combine accounting and data processing systems and management controls and to integrate relationships with customers and business partners. We have not at this time entered into any arrangements regarding specific acquisitions.

Government Regulation

The securities industry and our business is subject to extensive regulation by the SEC, state securities regulators and other governmental regulatory authorities. The principal purpose of these regulations is the protection of customers and the securities markets. The SEC is the federal agency charged with the administration of the federal securities laws. Much of the regulation of broker-dealers, however, has been delegated to self-regulatory organizations, principally the FINRA and the MSRB.  These self-regulatory organizations adopt rules, subject to approval by the SEC, which govern its members and conduct periodic examinations of member firms’ operations. CIS is a registered broker-dealer with the SEC and a member of the FINRA, the NFA, and MSRB. CISAM is a registered investment adviser with the State of Florida.

CIS is a member of the Securities Investor Protection Corporation, which provides, in the event of the liquidation of a broker dealer, protection for clients' accounts up to $500,000, subject to a limitation of $100,000 for claims for cash balances.

Securities firms are also subject to regulation by state securities commissions in the states in which they are registered. CIS is licensed to conduct activities as a broker-dealer in the following states: Florida, New York, California, Massachusetts, Michigan, New Jersey and Virginia. Additionally, CIS Asset Management, Inc. is a registered investment adviser with the State of Florida.

The regulations to which broker-dealers are subject cover all aspects of the securities industry, including:

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 sales methods and supervision;

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 trading practices among broker-dealers;

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 use and safekeeping of customers’ funds and securities;

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 capital structure of securities firms;

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 record keeping; and

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 the conduct of directors, officers and employees.

Additional legislation, changes in rules promulgated by the SEC and by self-regulatory bodies or changes in the interpretation or enforcement of existing laws and rules often directly affect the method of operation and profitability of broker-dealers.  The SEC and the self-regulatory bodies may conduct administrative proceedings, which can result in censure, fine, suspension or expulsion of a broker-dealer, its officers, employees or registered representatives.

Net Capital Requirements

As a registered broker-dealer and member of the FINRA, CIS is subject to the SEC’s net capital rule, which is designed to measure the general financial integrity and liquidity of a broker-dealer. Net capital is defined as the net worth of a broker-dealer subject to certain adjustments. In computing net capital, various adjustments are made to net worth, which exclude assets not readily convertible into cash. Additionally, the regulations require that certain assets, such as a broker-dealer’s position in securities, be valued in a conservative manner so as to avoid over-inflation of the broker-dealer’s net capital.

Our broker-dealer subsidiary, CIS, is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1.  This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1.  CIS is also subject to the Commodity Futures Trading Commission’s minimum financial requirements which requires it to maintain net capital, as defined for securities brokers and dealers, equal to or in excess of the greater of $45,000 or the amount of net capital required by the SEC Rule 15c3-1. At December 31, 2006 and September 30, 2007, CIS’s net capital was approximately $3.4 million, and $4.2 million, respectively, which was approximately $3.3 million and $4.1 million in excess of its minimum requirement of $100,000, respectively.

Competition

The financial services industry and therefore all of our businesses are intensely competitive, and management expects them to remain so. Our competitors include other brokers and dealers, investment banking firms, insurance companies, investment advisors, mutual funds, hedge funds, commercial banks and merchant banks. We compete with some of our competitors globally and with others on a regional, product or niche basis. Such competition is based on a number of factors, including transaction execution, our products and services offered, innovation, reputation and price. Our management believes that we may experience pricing pressures in the future as some of our competitors seek to increase market share by reducing their prices. In recent years, there has been substantial consolidation and convergence among companies in the financial services industry. Many of these firms have the ability to offer a wide range of products including: loans, checking, certificates of deposit, insurance, brokerage services, and asset management and investment banking services, which may enhance their competitive position. They also have the ability to support investment banking and securities products with commercial banking, insurance and other financial services revenues in an effort to gain market share, which could result in pricing pressure in our businesses. This trend toward consolidation and convergence has also significantly increased the capital base and geographic reach of our competitors. This trend has also hastened the globalization of the securities and other financial services markets. As a result, we have had to commit capital to support our international operations.

Personnel

At September 30, 2007, we had a total of approximately 13 employees, of which seven are registered representatives and six are other full-time employees. These employees are not covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

PROPERTIES

We operate our business through our two subsidiaries, CIS and CISAM. We are currently operating out of 145 Almeria Ave., Coral Gables, Florida. The approximate book value of our real estate property is $2.6 million as of September 30, 2007.

LEGAL PROCEEDINGS

We are involved in routine legal proceedings occurring in the ordinary course of business, which, in the aggregate, are expected to be resolved for amounts that would not be material to our financial condition and results of operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations contain ”forward-looking statements” including statements about our beliefs and expectations. There are many risks and uncertainties that could cause actual results to differ materially from those discussed in the forward-looking statements. Potential factors that could cause actual results to differ materially from those discussed in any forward-looking statements include, but are not limited to, those stated previously under the headings “Cautionary Statement About Forward-Looking Information” and “Risk Factors”.

All forward-looking statements are based on information available to us on the date of this filing, and we assume no obligation to update such statements. The following discussion should be read in conjunction with the consolidated financial statements and the related notes included in this registration statement.

Overview

We were formed as a Florida corporation on January 14, 1998. We are the holding company for CIS, which is registered as an introducing broker-dealer with the SEC and is a member of the FINRA, the NFA, the SIPC and the MSRB. We are also the holding company for CISAM a fee-based investment advisory service which offers its services to retail customers.

Our principal business is the business of CIS. We offer clients access to all major domestic and international securities and options exchanges, as well as trading in fixed income products, corporate, government, agencies, municipals, and emerging market debt.  We also offer fixed and variable annuities and life insurance. We currently offer hundreds of domestic and international mutual funds, as well as retirement plans. We manage portfolios for individuals, pension funds, retirement plans, foundations, trusts and corporations. Our corporate services facilitate restricted stock dispositions and employee stock options exercises.  Our offshore services give clients access to foreign trusts and corporations, which they can use to structure their financial planning.

Investment banking is a vital part of our business. We provide traditional as well as innovative securities transaction structures.  Our focus is on merger and acquisition services, private placements convertible into publicly-traded shares, and private placements bridging to public offerings through reverse mergers into publicly-traded shell corporations.

Major market indices have signaled increased investor confidence in the trading markets during 2007, however, we have not experienced a significant increase in our revenues.  Our reason is that our business is very client focused and therefore not akin to any major market index. Although we are not dependent on any one customer, we can be materially and adversely affected by the activity, or lack thereof, of certain of our clients.  Moreover, while we are also growing, both through the development of new client relationships and the acquisition of, or relationships with, trading and investment advisory professionals who bring with them a portfolio of business, the nature of our business will always be affected by increasing and decreasing numbers and qualities of clients and the performance of their investments.  It is our business to watch and analyze trading volumes and volatility in the markets in which our clients are invested and in which they may wish to invest and to work with our clients to assist them to obtain the best possible financial results. That said, trading markets are inherently unpredictable and we can offer no guarantees or assurances of profitability to our clients or any of our investors.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to the valuation of securities owned and deferred tax assets. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Valuation of Securities Owned. “Securities owned” in our consolidated statements of financial condition consist of financial instruments carried at fair value or amounts that approximate fair value, with related unrealized gains or losses recognized in our results of operations. The use of fair value to measure these financial instruments, with related unrealized gains and losses recognized immediately in our results of operations, is fundamental to our financial statements and is one of our most critical accounting policies. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Clearing Arrangements. CIS does not carry accounts for customers or perform custodial functions related to customers’ securities. CIS introduces all of its customer transactions, which are not reflected in these financial statements, to its primary clearing broker, which maintains the customers’ accounts and clears such transactions. These activities may expose us to off-balance-sheet risk in the event that customers do not fulfill their obligations with the primary clearing broker, as we have agreed to indemnify our primary clearing broker for any resulting losses. We continually assess risk associated with each customer who is on margin credit and record an estimated loss when we believe collection from the customer is unlikely. Our losses incurred from these arrangements were not significant for the years ended December 31, 2006 and 2005.

Revenue Recognition. Commissions revenue and related clearing expenses are recorded on a trade-date basis as security transactions occur. Riskless principal transactions in regular-way trades are recorded on the trade date, as if they had settled.

Investment banking revenue includes private placement agency fees earned through our participation in private placements of equity and convertible debt securities and fees earned as financial advisor in mergers and acquisitions and similar transactions. Merger and acquisition fees and other advisory service revenue are generally earned and recognized only upon successful completion of the engagement. Unreimbursed expenses associated with private placement and advisory transactions are recorded as expenses as incurred.

Asset management (or managed accounts) fees are primarily earned based on a percentage of assets under management.  Fees are computed and due at specified intervals, generally quarterly and recorded when earned.  We also offer fee-based investment advisory services to our customers and independent registered investment advisors through our wholly owned subsidiary, CISAM.

Deferred Tax Valuation Allowance. We account for income taxes in accordance with the provision of SFAS No. 109, Accounting for Income Taxes, which requires the recognition of deferred tax assets and liabilities at tax rates expected to be in effect when these balances reverse. Future tax benefits attributable to temporary differences are recognized to the extent that the realization of such benefits is more likely than not. We have concluded that it is more likely than not that our deferred tax assets as of December 31, 2006 and 2005 will not be realized based on the scheduling of deferred tax liabilities and projected taxable income. The amount of the deferred tax assets actually realized, however, could vary if there are differences in the timing or amount of future reversals of existing deferred tax liabilities or changes in the actual amounts of future taxable income. Should we determine that we will be able to realize all or part of the deferred tax asset in the future, an adjustment to the deferred tax asset will be recorded in the period such determination is made.

Net Capital Requirement. Our broker-dealer subsidiary, CIS, is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1.  This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1.  CIS is also subject to the Commodity Futures Trading Commission’s minimum financial requirements which requires it to maintain net capital, as defined for securities brokers and dealers, equal to or in excess of the greater of $45,000 or the amount of net capital required by the SEC Rule 15c3-1. At December 31, 2006 and September 30, 2007, CIS’s net capital was approximately $3.4 million, and $4.2 million, respectively, which was approximately $3.3 million and $4.1 million in excess of its minimum requirement of $100,000, respectively.

Commissions and Clearing Costs.  Commissions and clearing costs include commissions paid to our employee registered representatives, independent contractor arrangements and fees paid to clearing entities for certain clearance and settlement services. Commissions and clearing costs generally fluctuate based on revenues generated on trades and on the volume of transactions.

Accounting for Contingencies. We accrue for contingencies in accordance with Statement of Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies," when it is probable that a liability or loss has been incurred and the amount can be reasonably estimated. Contingencies by their nature relate to uncertainties that require our exercise of judgment both in assessing whether or not a liability or loss has been incurred and estimated the amount of probable loss.  There were none at either December 31, 2006 or 2005 or at September 30, 2007.

Results of Operations – Nine Months Ended September 30, 2007 Versus September 30 2006

Revenues

For the nine months ended September 30, 2007, we experienced a net loss before dividends to preferred stockholders of $1,976,849 as compared to a net income before dividends to preferred stockholders of $138,162 for the nine months ended September 30, 2006. The net loss is primarily attributable to lower commissions and trading revenues, recognition of share-based compensation expenses and employee compensation expenses related to our employment agreements with several of our employees, which was partially offset by a decrease in commissions and clearing fees expenses of $1,078,853.

Our commissions for the nine months ended September 30, 2007, decreased 45% to $902,483 down from $1,646,614 for the nine months ended September 30, 2006.  The decrease in commissions is mainly attributable to an independent contractor who we ceased to do business with during the second quarter of 2006.

Our trading income for the nine months ended September 30, 2007 decreased $951,292 from $1,141,446 recognized for the nine month ended September 30, 2006, or an 83% decrease, to $190,154. Similarly to our decrease in commissions, the main reason for the decrease in our trading income is due to the independent contractor who we ceased to do business with during the second quarter of 2006.  Additionally, for 2007, interest rates have remained flat and the current inverted yield curve on fixed income has also negatively affected our trading revenues on bonds.  Although interest rates decreased 50 basis points during September 2007, our ability to increase our trading revenues will depend mostly on the future economic conditions and our ability to generate more customer accounts.

Our investment banking revenue for the nine months ended September 30, 2007 decreased $83,729 to $323,902 representing a decrease of 26% over the nine months ended September 30, 2006.  The reason for this decrease is mainly due to lower advisory and referral fees from investment banking deals.  Investment banking fees are generally determined as a percentage of the size of the deal or contract.

Our interest and dividend income increased $24,997 to $204,108 for the nine months ended September 30, 2007 from $179,111 for the nine months ended September 30, 2006, mainly attributable to an increase in our cash equivalents and investments.  The increase is directly related to the interest we have received from the proceeds on our Series B preferred shares, which have been invested mostly in US Government securities.  The funds will be ultimately used for our expansion and investment initiatives.

Expenses

Commissions and clearing fees expenses incurred during the nine months ended 2007 decreased $1,078,853, or 49%, to $1,125,348 as compared to $2,204,201 incurred in the nine months ended September 30, 2006. Commissions paid to registered representatives represent 85% and 75% of total compensable revenues for the nine months ended September 30, 2007 and 2006, respectively, and represent 93% and 97% of total commissions and clearing fees expenses for the nine months ended September 30, 2007 and 2006, respectively.  The higher percentage of commissions paid for the nine months ended 2007, as it relates to the compensable revenues, is due to certain inter-company transactions that were eliminated on consolidation.  CIS acts as the placement agent for the Company, and as such, received a placement fee which was in part paid out to registered representatives, in accordance with their compensation schedule.  Clearing fees paid for the nine months ended September 30, 2007 and 2006 were $70,011 and $63,655, respectively.

As part of the employment agreements entered with several of our key executives on January 4, 2007, one executive was granted 4,500,000 shares of common stock vesting equally on a monthly basis over three years and another executive was granted 922,389 shares of common stock vesting equally on a monthly basis over eighteen months.  Additionally, during the year, three other officers have been granted stock options vesting in one to three years, exercisable within ten years.  Consequently, $905,187 has been recognized as share based compensation for the pro-rata portion of the amounts vested of the stock options and stock grant vesting for the nine months ended September 30, 2007.  For 2006, there was no share based compensation granted.

Employee compensation and benefits increased 138% to $716,209 for the nine month period ended September 30, 2007 as compared to $300,632 for the nine months ended September 30, 2006.  The increase is directly related to the hiring of experienced professionals to aid in handling and managing the growth and expansion of our business, as well as the hiring of additional investment bankers.  We expect employee compensation expenses in 2007 to be significantly higher than those recognized in 2006.

Occupancy costs increased 18% or $30,395 during the nine months ended September 30, 2007, from $172,114 for the nine months ended September 30, 2006.  Included under occupancy costs are our business insurance expenses, which includes Directors and Officers insurance, which began on May 2007, of approximately $25,000 for the nine months ended September 30, 2007.  For the nine months ended September 30, 2006, no Directors and Officers insurance was incurred.  Additionally, depreciation expense is higher by approximately $14,000 for the nine months ended September 30, 2007, since it includes the depreciation of all property and equipment bought for the new office premises and the depreciation of construction and remodeling costs.  Decrease in rent expenses partially offset the increase in occupancy costs since we were able to terminate one of the leases in our previous offices since the landlord was able to rent the office to a third party.

Professional fees increased $139,549 or 63% for the nine months ended September 30, 2007 to $362,275 from $222,726 for the nine months ended September 30, 2006, mainly due to higher audit and legal expenses incurred related to our public company filings with the corresponding regulatory agencies.  Additionally, from time to time, CIS may be a defendant, or co-defendant, in arbitration matters incidental to its retail brokerage services business.   As of September 30, 2007, all legal disputes have been resolved.

Our travel and entertainment expenses increased 73% or $59,141 for the nine months ended September 30, 2007, up from $80,571 for the nine months ended September 30, 2006. The increase is part of our continued effort to extend our range of services with our active clients, as well as seeking new business opportunities with potential clients on and offshore.  For the remainder of 2007, because of our investment banking business expansion and hiring of sales professionals, we expect travel and entertainment expenses to continue to increase as compared to 2006.

Our interest expense decreased from $104,643 for the nine months ended September 30, 2006 to $70,282 for the nine months ended September 30, 2007, or 33%, mainly due to margin interest charged by our clearing firm on failed trades during the first half of 2006.  These trades were generated by the independent contractor who left early in the second quarter of 2006.  His trades involved large amounts that had a significant impact on interest expense when such trades failed.

Dividends attributable to our preferred stockholders decreased 10% or $38,519, to $343,531 for the nine months ended September 30, 2007 when compared to $382,050 for the nine months ended September 30, 2006, mainly due to the decrease of the preferred stocks outstanding. All of the Series A preferred stock was converted to common stock on June 30, 2007 and we have a lesser amount of Series B preferred stock subject to dividends; therefore dividends attributable to preferred stockholders will most likely decrease for the remainder of 2007.

Results of Operations for the Years Ended 2006 and 2005

The following table sets forth a summary of financial highlights for the two years ended December 31:

	2006	2005
Revenues
Commissions	$2,341,766	$2,877,761
Trading income	1,141,127	1,052,200
Investment banking fees	1,182,480	101,115
Managed account fees	67,742	-
Interest and dividend income	189,322	123,136
Other miscellaneous income	33,649	33,334
	4,956,086	4,187,546
Expenses
Commissions and clearing fees	3,455,402	3,896,180
Employee compensation and benefits	439,319	365,832
Occupancy	277,477	155,446
Communications and market data	130,035	107,380
Professional fees	287,129	190,251
Travel and entertainment	147,063	109,166
Interest expense	90,428	56,834
Bad debt expense	151,123	-
Other operational expenses	98,857	82,863
	5,076,833	4,963,952
Net loss	(120,747)	(776,406)
Dividends attributable to preferred stock	(508,279)	(491,972)
Loss applicable to common stockholders	$(629,026)	$(1,268,378)

Our revenue during 2006 increased by $769,000 or 18%, from 2005 reflecting strong growth in our investment banking division. The increase was partially offset by a decline in our brokerage activities, mainly in the fixed income markets.  In general, the flattening yield curve had a negative effect on the US bond markets and the emerging markets debt also experienced low volatility during 2006.

Revenues

Commissions represent 47% and 69% of total revenues for 2006 and 2005, respectively.  The decrease in commissions of $536,000 from 2005 to 2006 was mainly due to the loss of a large customer ($150 million of assets under management) who traded heavily through Refco, who was our execution and clearing firm for the foreign exchange markets and which filed for bankruptcy during the end of 2005.  Since this was our only customer trading in the foreign exchange markets, we have not pursued any other clearing firm to substitute Refco’s clearance services.

Trading income increased 8% to $1,141,000 in 2006, up from $1,052,200 in 2005, mainly due to an increase in fixed income orders and specifically emerging market debt.  However, this increase is minimal based on what we had forecasted for 2006 since over 80% of the trading revenues generated were produced in the last quarter of 2005.  At the beginning of the second quarter of 2006, we ceased to do business with our top producing independent contractor.  As a result, our trading revenues dropped significantly after the end of the second quarter of 2006.

Our investment banking revenue amounted to $1,182,000, or 24% of our revenue during 2006, representing a ten-fold increase compared to $101,000 recognized in 2005. We received fees as the placement agent in a private placement that closed during the fourth quarter in 2006, and related M&A advisory fees, which generated approximately $800,000 in net fees.  Additionally, we generated an additional $200,000 in revenues from other consulting and advisory services.

During the second quarter of 2006, we successfully launched our investment advisory services through our subsidiary CISAM.  Consequently, our managed fees revenues amounted to $68,000 in 2006 as compared to zero in 2005. This business is a division we plan to grow aggressively as it will generate a fixed streamline of revenues for our consolidated operations.

Interest and dividend income for 2006 increased to $189,000 from $123,000 in 2005, mainly attributable to the increase in interest rates as affected by the Federal Reserve Board.  Additionally, during the first quarter of 2005, we successfully raised $6,260,000 in capital from a Series A 8% Convertible Preferred Stock and common stock issuance.  The main purpose of this issuance was to invest the proceeds into CIS to expand its brokerage business and for acquisitions and working capital purposes.  This capital was invested for less than a year in 2005 and for a full year in 2006.

Expenses

Commissions and clearing fees in 2006 decreased $58,000, or approximately 2%, to $3,455,000 from $3,513,000 in 2005.  Commissions paid to registered representatives, and clearance costs paid to third party service providers are variable in nature, based on a combination of commission revenues generated, from which a percentage is paid out to the registered representative, and transactional volumes, from which the clearance firm charges a negotiated clearing fee.  These costs represented 70% and 84% of total revenues for 2006 and 2005, respectively.  The decrease is mainly due to lower compensable revenues (commissions and trading profits) and lower volumes of transactions, which in turn lead to lower commission payouts and lower clearance costs.  Additionally, 2005 includes an additional expense adjustment of $383,000 related to shares issued to employees and officers as compensation.

Employee compensation and benefits increased to $439,000 or 20% in 2006 from $366,000 in 2005.  The increase is directly related to our corresponding increase in business experienced during 2005 and consequently three administrative support employees were hired during the second and third quarters. These costs attributed to these employees were not fully realized until 2006.  For 2007, we expect these expenses to increase substantially due to our plan to hire professionals to handle the growth and expansion of our business, as well as the hiring of additional investment bankers.

Occupancy costs increased 79% to $277,000 in 2006 when compared to $155,000 in 2005.  The major reasons for this increase are the costs incurred in the acquisition and maintenance of our new office premises.  The property was bought in July 2005, and for 2006 we have the full recognition of expenses related to the property, such as depreciation, property taxes and insurance. In addition, extra space was leased during the third quarter of 2005 to accommodate employees hired during that time period and, consequently, this expense was recognized in full for 2006.  For 2007, we expect lower rent expenses since our lease contract for our current offices expire in October 2007 and by then we expect to have completed our move to our new premises.

Communications and market data expenses were $130,000 in 2006 in comparison to $107,000 in 2005, for a $23,000 increase or 21%.  The increase was mostly due to an additional data market terminal installed for our sales force at the end of 2005. Communications and market data expenses mainly encompass those costs paid to our provider of data terminals from which we obtain financial news and information including real-time and historic price data, financials data, trading news and analyst coverage. It also includes the costs for telephone service and licenses paid for use of third party software.

From time to time, CIS may be a defendant or co-defendant in arbitration matters incidental to its retail brokerage services business. Professional fees increased 51% to $287,000 in 2006 from $190,000 in 2005 mainly due to higher legal expenses related to arbitration matters. As of December 31, 2006, almost all legal disputes have been resolved and we are of the opinion that any remaining matters should not have a material adverse effect on our financial condition.

The increase in travel and entertainment expenses of $38,000, or 35%, from 2005 to 2006 were due to our continued effort to extend our range of services with our active clients, as well as seeking new business opportunities with potential clients.  For 2007, because of our investment banking business expansion and hiring of sales professionals, we expect travel and entertainment expenses to increase considerably.

Interest expense increased from $57,000 in 2005 to $90,000 in 2006, or 59%, as a result of the notes payable incurred to purchase our new office building in July 2005.  Interest was paid for six months in 2005, versus a full year in 2006.  We expect interest expense on the notes payable related to the property for 2007 to be slightly lower than in 2006.

Bad debt expense for 2006 was $151,000 and zero for 2005.  This amount was directly related to a write-off from a third party clearance firm that went bankrupt at the end of 2005 ($51,000) and the remaining balance was a write-off of advances made to an independent contractor.  As of December 31, 2006, there is no other aged receivable that we believe may become uncollectible.

Other operational expenses include mainly office supplies and expenses and other miscellaneous expenses related to the business.  Such expenses increased 19%, or $16,000 from 2005 to 2006 because of additional office supplies needed as a result of higher headcount in 2006.

Our Series A preferred stock dividends paid increased $16,000, or 3%, in 2006 when compared to 2005, as the instruments were outstanding for the full year.    For 2007, since our stock has been approved for trading through the Pink Sheets, we intend to convert our Series A preferred stock to common stock at the stated conversion rate of 1 to1.58.  The conversion is expected to occur on or about June 30, 2007, and thus there will be approximately six months of dividend expenses for 2007.

Liquidity and Capital Resources

As of September 30, 2007, liquid assets consisted primarily of cash and cash equivalents of approximately $996,000 and marketable securities of approximately $4,985,000 for a total of $5,981,000 which is $1,025,000 higher than the approximately $4,956,000 in liquid assets as of December 31, 2006. Historically, we have financed our business primarily through cash generated by our brokerage operations, as well as proceeds from our private placement of Series A preferred and common stock issued in 2005.  Additionally, we were able to raise $3,300,000 in a private placement, which will be used to fund our business expansion plans.

Cash and cash equivalents decreased approximately $639,000 for the first nine months of 2007. Cash used in our operating activities for the nine months ended September 30, 2007 was approximately $3,114,000, which consists of our net loss of approximately $1,977,000 adjusted for non-cash expenses of approximately $950,000 of share-based compensation and depreciation and amortization, and a net decrease in operating assets and liabilities of approximately $2,087,000. Cash used in investing activities amounted to approximately $686,000, which represents our purchase of equipment and fixtures, our investment in AR Growth, and construction and remodeling of our new offices. Cash provided from our financing activities was approximately $3,160,000, of which $3,300,000 and $250,000 represents our issuance of preferred stock Series B during the nine months ended September 30, 2007 and our issuance of common stock to an investor during April 2007.  Debt service payments made on our notes payable and capital lease obligations were approximately $46,000 and dividends paid to our preferred stockholders was $343,531.

CIS, as a broker-dealer, is subject to Rule15c3-1 of the Securities Exchange Act of 1934, which requires uniform minimum net capital requirements, as defined, for their registrants. As of September 30, 2007, CIS had regulatory net capital of approximately $4,200,000, which exceeded the required amount by approximately $4,100,000.

Expected material short-term outlays of cash are approximately $30,000 related to the balance due on the construction and remodeling of our new premises and purchase of office equipment. We believe that our existing cash balances and investments will be sufficient to meet our liquidity and capital spending requirements, both for the next twelve months as well as for the long-term.

The following is a table summarizing our significant commitments as of September 30, 2007, consisting of property and equipment commitments, debt payments related to our notes payable, employment agreements and future minimum lease payments under all non-cancelable operating leases with initial or remaining terms in excess of one year:

Year Ending September 30,	Total	Property and Equipment	Leases	Notes Payable	Employment Agreements
2008	$494,000	$30,000	$3,000	$64,000	$397,000
2009	280,000		-	68,000	212,000
2010	111,000		-	73,000	38,000
2011	78,000		-	78,000	-
2012	84,000		-	84,000	-
Thereafter	909,000		-	909,000	-
Total commitments	$1,956,000	$30,000	$3,000	$1,276,000	$646,000

Off-Balance Sheet Arrangements

We were not a party to any off-balance sheet arrangements during the two years ended December 31, 2006 or the nine months ended September 30, 2007. In particular, we do not have any interest in so-called limited purpose entities, which include special purpose entities and structured finance entities.

Risk Management and Credit

If any of the variety of instruments and strategies we utilize to hedge or otherwise manage exposure to various types of risk is not effective, we may incur losses.  Our hedging strategies and other risk management techniques may not be fully effective in mitigating risk exposure in all market environments or against all types of risk.

Liquidity (i.e., ready access to funds) is essential to our businesses. Our liquidity could be impaired by an inability to access secured and/or unsecured debt markets, an inability to access funds from subsidiaries, or an inability to sell assets. This situation may arise due to circumstances that we may be unable to control, such as a general market disruption or an operational problem that affects third parties or us. Further, our ability to sell assets may be impaired if other market participants are seeking to sell similar assets at the same time.

We are exposed to the risk that third parties that owe us money, securities or other assets will not perform their obligations. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. The amount and duration of our credit exposures have been increasing over the past several years, as has the breadth of the entities to which we have credit exposures. Additionally, pursuant to a clearance agreement, we introduce all of our securities transactions to a clearing broker on a fully-disclosed basis.  All of the customers' money balances and long and short security positions are carried on the books of the clearing broker.  In accordance with the clearance agreement, we have agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by us.  In accordance with industry practice and regulatory requirements, we together with the clearing broker monitor collateral on the customers' accounts.  In addition, the receivable from clearing broker is pursuant to the clearance agreement.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Our common stock commenced being quoted on the Pink Sheets under the symbol “SOHL” on April 19, 2007.  On October 29, 2007, our common stock commenced being quoted on the OTC Bulletin Board and ceased to be quoted through the Pink Sheets. On November 21, 2007, the closing price for the last trade of our common stock through the OTC Bulletin Board was $3.00.  The OTC Bulletin Board is a quotation service that displays real-time quotes, last-sale prices and volume information in OTC equity securities.

The high and low bid information for our common stock as reported by the Pink Sheets for the quarters ended June 30, 2007 and September 30, 2007 was $4.30 and $3.00 and $4.25 and $2.50, respectively. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

As of November 8, 2007, there were 18,333,378 shares of common stock outstanding held by approximately 642 shareholders of record. We are obligated to issue additional shares of common stock upon conversion of our Series B 8% Convertible Preferred Stock, upon exercise of outstanding stock options and upon the exercise of outstanding warrants for shares of our common stock. The conversion ratio for these shares is discussed under “Description of Securities.”

We have not paid any cash dividends on our common stock during the last two fiscal years and do not anticipate paying any cash dividends on our common stock.

Our common stock shareholders, other than our affiliates, who were our shareholders prior to our merger with STS, have held their shares of our common stock for a period in excess of two years and thus may resell their shares in transactions exempt from registration under the federal securities law pursuant to Rule 144(k) of the Securities Act.  Our common stock shareholders, other than our affiliates, who were previously STS shareholders have held our shares of common stock for over a year, but not two years, thus they may resale their shares in transactions exempt from federal securities registration subject to all of the requirements of Rule 144 of the Securities Act, as may our affiliates who have held our shares for at least one year.  On June 30, 2007, we converted our Series A 8% Convertible Preferred Stock to common stock.  Contemporaneously with the filing of the registration statement to which this prospectus relates, we commenced an issuer tender offer pursuant to the terms of which our Series B 8% Convertible Preferred Stockholders may enter into exchange agreements with us and exchange their Series B preferred shares for shares of our Series C 8% Convertible Preferred stock.  The Series C 8% Convertible Preferred Stock converts to common stock pursuant to a conversion ratio of 4 shares of common stock per share of preferred stock, the conversion ratio for the Series B is 2.31 shares of common stock per share of preferred and the trigger price for redemption of the Series C 8% Convertible Preferred Stock is $4.50 rather than the $5.29 price set forth in the Series B 8% Convertible Preferred Stock designation.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Effective March 30, 2006, we merged with STS and survived with the operations of STS, including CIS.  Prior to the merger Robert Escobio and Susan Escobio were the sole directors of STS and with Mr. Littman they served as our directors. As a result of the merger, each holder of outstanding common stock of STS received 1.1 shares of our common stock per share of STS and each holder of Series A 8% Preferred Stock of STS received an equal number of our Series A 8% Preferred Stock.  Following the merger, the Escobios beneficially held 9,241,509, or 76.6%, of our 12,066,449 shares of issued and outstanding common stock.

On May 29, 2007, August 17, 2007 and October 29, 2007, we closed private placements of $3.1 million, $200,000 and $1,000,000, respectively, of our Series B 8% Preferred Convertible Stock to a total of nine accredited investors.  In connection with these private placements, CIS acted as the placement agent and earned aggregate commissions of $430,000 and 21,500 warrants for shares of our common stock. Each warrant entitles the holder to purchase one share of our common stock at an exercise price of $2.16 per share exercisable at any time for a period of three (3) years from date of issuance, subjection to restrictions on resale imposed by the FINRA.

EXECUTIVE AND DIRECTOR COMPENSATION

Summary Compensation Table

The following table sets forth information regarding the compensation paid during 2006 to the individual serving during that time as our Chief Executive Officer and to two additional executive officers. Robert Escobio and Susan Escobio also served as our directors in 2006 on an uncompensated basis.  We granted no options as equity compensation in 2006 or in any prior year.  We had no deferred compensation plans or any non-equity incentive compensation in 2006 or in any prior year.  We issued no stock compensation to our executives in 2006.

Name and principal position	Year	Salary	Bonus	All other comp.	Total
Robert Escobio Chief Executive Officer and Director	2006	--	$50,000	$584,969 (1)	$634,969
Susan Escobio Chief Financial Officer, Secretary and Treasurer and Director	2006	N/A	N/A	N/A	N/A (2)
Kevin Fitzgerald President and Director	2006	--	--	--	-- (3)
(1) Represents compensation earned through commissions. (2) Less than $100,000. (3) Mr. Fitzgerald did not become our officer or director until 2007.

In 2006 and in all prior times, Mr. Escobio did not have a written employment contract with us. He received compensation primarily through commissions he earned as one of our traders.  Our policy is generally to evenly split commissions generated by our brokers.  Mr. Escobio was also granted a cash bonus of $50,000 in the year ended December 31, 2006.

Employment Agreements

Robert Escobio has an employment agreement with us effective as of January 4, 2007, amended effective July 4, 2007, pursuant to which he agrees to serve exclusively and full-time as our Chief Executive Officer and a member of our Board of Directors.  The agreement is for an initial two-year term and automatically renews for a further year unless either party provides notice of non-renewal 30 days prior to the anniversary date of the agreement, or the agreement is earlier terminated in accordance with its terms.  The agreement provides that Mr. Escobio’s base annual salary is $175,000, or such greater amount as we may determine from time to time (the “Base Salary”).  As a bonus, Mr. Escobio was also granted 4,500,000 shares of our common stock concurrently with the execution of the agreement, such shares vest monthly in equal percentages over a period of three years commencing in January 2007 and were to be registered in our next registration statement filed under the Securities Act. In order to also provide Mr. Escobio with performance-based compensation, we have agreed to pay him, in addition to the Base Salary, an amount equal to 5% of our consolidated earnings before income taxes depreciation and amortization at the end of each fiscal quarter and performance bonuses as determined from time to time by the Board of Directors based on revenues generated in investment banking transactions. Mr. Escobio is also eligible to earn 50% of all commissions generated from clients he originates, who open accounts with CIS or CISAM and which accounts are managed solely by Mr. Escobio.  Finally, Mr. Escobio is entitled to: (i) no less than six (6) weeks of paid vacation annually; (ii) participate in and receive all benefits under our medical, life, and 401(k) plans; (iii) be reimbursed for all reasonable, ordinary and necessary business expenses; and (iv) be provided with directors’ and officers’ liability insurance.

Mr. Escobio’s employment agreement contains a change of control provision, which provides that if control of our operations passes to a third party and Mr. Escobio is either terminated other than for cause within the following 180 days, or he elects to provide written notice within 180 days because neither we nor the new third party offers Mr. Escobio a comparable position, then Mr. Escobio shall be entitled to receive: (i) severance in the amount of $5,000,000 and the value of his shares of our stock based on their then fair market value, but for no less than $.50 per share; (ii) continuance of his medical, life, and 401(k) plan for a period of six (6) months and (iii) accelerating vesting of any unvested shares or options for our shares.  Mr. Escobio is also entitled to a payment of two million dollars if he is terminated for any reason, or due to his death or disability in addition to being paid the value of his shares of our stock based on their then fair market value, but for no less than $.50 per share.

We also have agreed to indemnify Mr. Escobio from and against all loss, costs and damages arising out of, or connected to, his employment as our employee, director and officer or for serving in such capacity for our subsidiaries, to the fullest extent permissible by law.

Kevin Fitzgerald has an employment agreement with us effective as of January 4, 2007, pursuant to which he agrees to serve exclusively and full-time as our President and a member of our Board of Directors.  The agreement is for an initial three-year term and automatically renews for a further year unless either party provides notice of non-renewal 30 days prior to the anniversary date of the agreement, or the agreement is earlier terminated in accordance with its terms.  The agreement provides that Mr. Fitzgerald’s base annual salary is $150,000, or such greater amount as we may determine from time to time (the “Base Salary”).  As a bonus, Mr. Fitzgerald is also granted 922,389 shares of our common stock, which shall vest monthly in equal percentages over a period of 18 months commencing in January 2007, concurrently with the execution of the agreement, such shares were to be registered in the next registration statement we file under the Securities Act.  In order to also provide Mr. Fitzgerald with performance-based compensation, we have agreed to pay him, in addition to the Base Salary, an amount equal to 5% of our consolidated earnings before income taxes depreciation and amortization at the end of each fiscal quarter and performance bonuses as determined from time to time by our Chief Executive Officer. Mr. Fitzgerald is also eligible to earn 50% of all commissions generated from clients he originates, who open accounts with CIS or CISAM and which accounts are managed solely by Mr. Fitzgerald.  Finally, Mr. Fitzgerald is entitled to: (i) no less than two (2) weeks of paid vacation in the first year of employment under the agreement and not less than three (3) weeks of paid vacation in subsequent years; (ii) participate in and receive all benefits under our medical, life, and 401(k) plans; (iii) be reimbursed for all reasonable, ordinary and necessary business expenses; and (iv) be provided with directors’ and officers’ liability insurance.  Mr. Fitzgerald’s employment agreement also contains a non-solicitation clause effective for 18 months following his termination of employment for any reason.

Mr. Fitzgerald’s employment agreement contains a change of control provision, which provides that if control of our operations passes to a third party and Mr. Fitzgerald is either terminated other than for cause within the following 180 days or he elects to provide written notice within 180 days because neither we nor the new third party offers Mr. Fitzgerald a comparable position, then Mr. Fitzgerald shall be entitled to receive: (i) severance in the amount of $1,000,000; (ii) continuance of his medical, life, and 401(k) plan for a period of six (6) months and (iii) accelerating vesting of any unvested shares or options for our shares.

We also have agreed to indemnify Mr. Fitzgerald from and against all loss, costs and damages arising out of, or connected to, his employment as our employee, director and officer or for serving in such capacity for our subsidiaries, to the fullest extent permissible by law.

Susan Escobio has an employment agreement with us effective as of January 4, 2007, pursuant to which she agrees to serve exclusively and full-time as our Secretary, Treasurer and Compliance Director and a member of our Board of Directors.  The agreement is for an initial two-year term and automatically renews for a further year unless either party provides notice of non-renewal 30 days prior to the anniversary date of the agreement, or the agreement is earlier terminated in accordance with its terms.  The agreement provides that Mrs. Escobio’s base annual salary is $72,000, or such greater amount as we may determine from time to time (the “Base Salary”).  As a bonus, Mrs. Escobio is also granted an option to acquire 200,000 shares of our common stock concurrently with the execution of the agreement. Mrs. Escobio is also eligible to earn 50% of all commissions generated from clients she originates, who open accounts with CIS or CISAM and which accounts are managed solely by Mrs. Escobio.  Finally, Mrs. Escobio is entitled to: (i) no less than six (6) weeks of paid vacation each year; (ii) participate in and receive all benefits under our medical, life, and 401(k) plans; (iii) be reimbursed for all reasonable, ordinary and necessary business expenses; and (iv) be provided with directors’ and officers’ liability insurance.

Mrs. Escobio’s employment agreement contains a change of control provision, which provides that if control of our operations passes to a third party and Mrs. Escobio is either terminated other than for cause within the following 180 days or he elects to provide written notice within 180 days because neither we nor the new third party offers Mr. Escobio a comparable position, then Mr. Escobio shall be entitled to receive: (i) severance in the amount of $500,000 and the value of her shares of our stock based on their then fair market value, but for no less than $.50 per share; (ii) continuance of her medical, life, and 401(k) plan for a period of six (6) months and (iii) accelerating vesting of any unvested shares or options for our shares. Mrs. Escobio is also entitled to a payment of two hundred and fifty thousand if she is terminated for any other reason, including due to her death or disability in addition to being paid the value of her shares of our stock based on their then fair market value, but for no less than $.50 per share.

We also have agreed to indemnify Mrs. Escobio from and against all loss, costs and damages arising out of, or connected to, her employment as our employee, director and officer or for serving in such capacity for our subsidiaries, to the fullest extent permissible by law.

DESCRIPTION OF SECURITIES

General

Our authorized capital stock consists of 100,000,000 shares of common stock, no par value share, and 10,000,000 shares of preferred stock, no par value per share, of which 2,500,000 shares have been designated as Series B 8% convertible preferred stock and 2,500,000 shares have been designated as Series C 8% convertible preferred stock.  As of November 8, 2007, we had 18,333,378 shares of common stock, 430,000 shares of Series B 8% convertible preferred stock were issued and outstanding and no shares of Series C 8% convertible preferred stock outstanding.  Contemporaneous with the filing of the registration statement to which this prospectus relates, we also commenced an issuer tender offer to exchange all of our issued and outstanding shares of Series B 8% Convertible Preferred Stock for shares of our to be issued Series C 8% Convertible Preferred Stock, the later series has a more advantageous ratio for conversion to common stock and a lower trigger price for redemption as described below.  All of our Series A 8% convertible preferred shares were converted to shares of common stock on June 30, 2007 and none are issued and outstanding. We also have outstanding 84,000 warrants to purchase shares of our common stock.

Common Stock

Each holder of our common stock is entitled to one vote for each share held. Shareholders do not have the right to cumulate their votes in elections of directors. Accordingly, holders of a majority of the issued and outstanding common stock will have the right to elect all of our directors and otherwise control our affairs.

Holders of our common stock are entitled to receive dividends on a pro rata basis upon declaration of dividends by our Board of Directors, provided that required dividends, if any, on our preferred stock have first been provided for in accordance with the designations set forth in our Amended and Restated Articles of Incorporation. Dividends are payable only out of funds legally available for the payment of dividends.

Upon our liquidation, dissolution or winding up, holders of our common stock will be entitled to a pro rata distribution of our assets, after payment of all amounts owed to our creditors, and subject to any preferential amount payable to holders of our outstanding preferred stock. Holders of our common stock have no preemptive, subscription, conversion, redemption or sinking fund rights.

Series B 8% Convertible Preferred Stock

Dividend.  Our Series B 8% convertible preferred stock, or our “Series B preferred stock”, provides for non-cumulative dividends at the rate of 8% per year payable quarterly in cash or shares of our common stock, at our election.  Once our common stock has commenced trading on the Pink Sheets the number of shares to be issued as a dividend is based on the average closing price of our common stock for 10 consecutive trading days preceding the record date for such dividend. At any time that our common stock is not trading, our management may determine the price of common in order to determine how many shares of common stock would be issued as a dividend in lieu of cash.

Conversion.  We may convert our Series B preferred stock into shares of our common stock, at any time after 6 months of the date of issuance of such shares and subject to customary anti-dilution events, at the rate of 2.31 shares of common stock per share of Series B preferred stock (the “Series B Conversion Rate”).  Our Series B preferred stock automatically converts to our common stock if: (i) we sell substantially all of our assets; (ii) we consummate a merger or consolidation and are not the surviving entity; or (iii) we sell or exchange substantially all our outstanding shares.

Liquidation Preference.  In the event of our liquidation, dissolution or winding up, holders of our Series B preferred stock shall have a liquidation preference over holders of our common stock.

Redemption.  We may redeem our Series B preferred stock for a cash payment of $11.00 per share or for shares of our common stock at the Series B Conversion Rate in the event that the closing sale price of our common stock on the Pink Sheets, or any other trading market, is greater than or equal to $5.28 for any consecutive 5 trading days.

Registration Rights. We agreed to register the common stock underlying the Series B preferred stock in the registration statement to which this prospectus is a part, or another registration we file within 5 years of the issuance of the Series B preferred stock, subject to certain exceptions, and bear all related expenses.

Voting Rights.  Our Series B preferred stock has no voting rights, except as required by law. The consent of a holder of Series B preferred stock is required for any amendment or changes to the rights, preferences, privileges or powers of the Series B preferred stock or the issuance of any senior series of preferred stock.

Series C 8% Convertible Preferred Stock

Dividend.  Our Series C 8% convertible preferred stock, or our “Series C preferred stock”, provides for non-cumulative dividends at the rate of 8% per year payable quarterly in cash or shares of our common stock, at our election.  Once our common stock has commenced trading on the OTC Bulletin Board the number of shares to be issued as a dividend is based on the average closing price of our common stock for 10 consecutive trading days preceding the record date for such dividend. At any time that our common stock is not trading, our management may determine the price of common in order to determine how many shares of common stock would be issued as a dividend in lieu of cash.

Conversion.  We may convert our Series C preferred stock into shares of our common stock, at any time after 6 months of the date of issuance of such shares and subject to customary anti-dilution events, at the rate of 4.0 shares of common stock per share of Series C preferred stock (the “Series C Conversion Rate”).  Our Series C preferred stock automatically converts to our common stock if: (i) we sell substantially all of our assets; (ii) we consummate a merger or consolidation and are not the surviving entity; or (iii) we sell or exchange substantially all our outstanding shares.

Liquidation Preference.  In the event of our liquidation, dissolution or winding up, holders of our Series C preferred stock shall have a liquidation preference over holders of our common stock.

Redemption.  We may redeem our Series C preferred stock for a cash payment of $11.00 per share or for shares of our common stock at the Series C Conversion Rate in the event that the closing sale price of our common stock on the OTC Bulletin Board, or any other trading market, is greater than or equal to $4.50 for any consecutive 5 trading days.

Registration Rights. We agreed to register the common stock underlying the Series C preferred stock in the registration statement to which this prospectus is a part, or another registration we file within 5 years of the issuance of the Series C preferred stock, subject to certain exceptions, and bear all related expenses.

Voting Rights.  Our Series C preferred stock has no voting rights, except as required by law. The consent of a holder of Series C preferred stock is required for any amendment or changes to the rights, preferences, privileges or powers of the Series C preferred stock or the issuance of any senior series of preferred stock.

Warrants

In connection with the issuance and sale of our Series A preferred stock, which closed on March 1, 2005, we granted our subsidiary, CIS, as placement agent, 62,500 warrants for our common stock.  Each warrant entitles the holder to purchase one share of our common stock at an exercise price of $1.00 per share at any time until March 1, 2008.  CIS subsequently, transferred these shares to Robert Escobio as compensation in 2005.

In connection with the issuance and sale of our Series B preferred stock, which closed on May 29, 2007, August 17, 2007 and October 29, 2007, we granted our subsidiary, CIS, as placement agent, 21,500 warrants for our common stock.  Each warrant entitles the holder to purchase one share of our common stock at an exercise price of $2.16 per share.

Transfer Agent and Registrar

Interwest Transfer Company, Inc. is the transfer agent for our common stock.  The address for Interwest Transfer Company, Inc. is 1981 East Murray Holladay Road, Suite 100, P.O. Box 17136, Salt Lake City, Utah 84117.

Certain Florida Legislation

Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations. The Florida Control Share Act generally provides that shares acquired in a “control share acquisition” will not possess any voting rights unless such voting rights are approved by a majority of the corporation’s disinterested shareholders. A “control share acquisition” is an acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding “control shares” of a publicly held Florida corporation.  It does not include an acquisition of shares approved by the board of directors of a corporation prior to such acquisition. “Control shares” are shares, which, except for the Florida Control Share Act, would have voting power that, when added to all other shares owned by a person or in respect to which such person may exercise or direct the exercise of voting power, would entitle such person immediately after acquisition of such shares, directly or indirectly, alone or as part of a group, to exercise or direct the exercise of voting power in the election of directors within any of the following ranges: (1) at least 20% but less than 33-1/3% of all voting power; (2) at least 33-1/3% but less than a majority of all voting power; or (3) a majority or more of all voting power.

Florida has also enacted a statute addressing affiliate transactions.  Neither we, nor our predecessor-in-interest, STS, elected not to be governed by the provision.  Our majority shareholder, Robert Escobio and his spouse Susan, are both “interested shareholders” under the statute; and they are also both “disinterested directors” within the meaning of the statute as they were elected as directors by our prior director Mr. Littman, after the Escobios became interested shareholders and Mr. Littman ceased to be an interested shareholder. Our other two directors Kevin Fitzgerald and Ramon Amilibia were elected as directors by the Escobios and thus are also both “disinterested directors” within the meaning of the statute.  We may engage in transactions defined as “affiliated transactions” so long as a majority of our “disinterested directors” approve such transactions.

Anti-Takeover Effects of Certain Provisions of Our Articles of Incorporation and Bylaws

Provisions of our Amended and Restated Articles of Incorporation and Bylaws may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or a takeover attempt, including attempts that might result in a premium being paid over the market price for the shares held by shareholders.

Authorized and Unissued Preferred Stock. There are 9,570,000 authorized and unissued shares of preferred stock. Our Amended and Restated Articles of Incorporation authorize the Board of Directors to issue one or more series of preferred stock and to establish the designations, powers, preferences and rights of each series of preferred stock. The existence of authorized and unissued preferred stock may enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the Board of Directors were to determine that a takeover proposal is not in our best interests, the Board of Directors could cause shares of preferred stock to be issued without shareholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent shareholder or shareholder group or create a substantial voting block that might undertake to support the position of the incumbent Board of Directors.

Special Meetings of Shareholders. Our Bylaws provide that special meetings of our shareholders may be called only by our Board of Directors, our Chief Executive Officer, our President or by holders of not less than 10% of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting. This provision will render it more difficult for shareholders to take action opposed by the Board of Directors.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT VIOLATIONS

Pursuant to Section 607.0850 of the Florida Statutes, we have the power to indemnify any person made a party to any lawsuit by reason of being our director or officer, or serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Our Amended and Restated Articles of Incorporation and Bylaws provide that we shall indemnify our directors and officers to the fullest extent permitted by Florida law. The employment agreements between us and each of Robert Escobio, Kevin Fitzgerald and Susan Escobio all also provide that we shall indemnify such persons in their capacities as our officers, directors, and agents, as applicable, to the fullest extent permissible by law.

We expect to purchase insurance with respect to, among other things, the liabilities that may arise under the statutory provisions referred to above. Our directors and officers are also insured against certain liabilities, including certain liabilities arising under the Securities Act, which might be incurred by them in such capacities and against which they are not indemnified by us.

LEGAL OPINION

The Law Office of Kathleen Brown, P.C. will issue its opinion to us on the legality of the issuance of the common stock being offered.

EXPERTS

Our consolidated financial statements as of December 31, 2006 and for each of the two years in the period ended December 31, 2006 appearing in this registration statement have been audited by Rothstein, Kass & Company, P.C., independent registered public accountants, as set forth in their report dated April 27, 2007, appearing elsewhere herein, and are included in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form SB-2 with the SEC, of which this prospectus is a part, under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information included in the registration statement, and statements contained in this prospectus concerning the provisions of any document are not necessarily complete. For further information about Southern Trust and the common stock offered under this prospectus, you should read the registration statement, including its exhibits.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Southern Trust Securities Holding Corp.

We have audited the accompanying consolidated statements of financial condition of Southern Trust Securities Holding Corp. and Subsidiaries (collectively, the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2006.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Southern Trust Securities Holding Corp. and Subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/Rothstein, Kass & Company, P.C.

Roseland, New Jersey

April 27, 2007

Southern Trust Securities Holding Corp. and Subsidiaries

Consolidated Statements of Financial Condition

At December 31, 2006 and 2005

	December 31,
	2006	2005

ASSETS

Cash and cash equivalents	$1,635,752	$1,808,688
Securities owned at market, including restricted securities
of $393,019 and $391,766 in 2006 and 2005, respectively	3,319,633	3,970,142
Due from clearing broker	28,783	53,017
Commissions receivable	124,659	51,123
Other receivables		100,000
Other assets	36,450	8,577
Property and equipment, net of accumulated depreciation
of $73,413 and $33,351 in 2006 and 2005, respectively	2,086,989	1,752,321
Total Assets	$7,232,266	$7,743,868
LIABILITIES AND STOCKHOLDERS' DEFICIT
Liabilities
Accounts payable and accrued expenses	$762,607	$585,457
Notes payable	1,321,344	1,381,070
Total Liabilities	2,,083,951	1,966,527
Series A 8% convertible preferred stock	$6,006,000	$6,006,000
Commitments and contingencies
Stockholders' deficit
Common stock, no par value, 100 million shares authorized,
12,066,449 and 9,066,449 shares issued and outstanding
in 2006 and 2005, respectively	2,053,517	2,047,007
Accumulated deficit	(2,911,202)	(2,275,666)
	(857,685)	(228,659)
Total Liabilities and Stockholders' Deficit	$7,232,266	$7,743,868

See Notes to Consolidated Financial Statements.

Southern Trust Securities Holding Corp. and Subsidiaries

Consolidated Statements of Operations

For years ended December 31, 2006 and 2005

Years Ended December 31,	2006	2005

Revenues
Commissions	$2,341,766	$2,877,761
Trading income	1,141,127	1,052,200
Investment banking fees	1,182,480	101,115
Managed account fees	67,742	0
Interest and dividend income	189,322	123,136
Other miscellaneous income	33,649	33,334
	4,956,086	4,187,546
Expenses
Commissions and clearing fees	3,455,402	3,896,180
Employee compensation and benefits	439,319	365,832
Occupancy	277,477	155,446
Communications and market data	130,035	107,380
Professional fees	287,129	190,251
Travel and entertainment	147,063	109,166
Interest expense	90,428	56,834
Bad debt expense	151,123	-
Other operational expenses	98,857	82,863
	5,076,833	4,963,952
Net loss	(120,747)	(776,406)
Dividends attributable to preferred stock	(508,279)	(491,972)

Loss applicable to common stockholders	$(629,026)	$(1,268,378)
Weighted average common shares outstanding
Basic and Diluted	11,316,449	8,588,011
Loss per common share
Basic and diluted	$(0.06)	$(0.15)

See Notes to Consolidated Financial Statements.

Southern Trust Securities Holding Corp. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity (Deficit)

For the years ended December 31, 2006 and 2005

				Total
				Stockholders'
	Common Stock		Accumulated	Equity
Years Ended December 31, 2006 and 2005	Shares	Amount	Deficit	(Deficit)

Balances, January 1, 2005	3,325,198	$1,380,007	$(1,007,288)	$372,719
Issuance of common stock	2,243,751	254,000		254,000
Stock compensation	3,497,500	413,000		413,000
Dividends to preferred stockholders			(491,972)	(491,972)
Net loss	-	-	(776,406)	(776,406)
Balances, December 31, 2005	9,066,449	2,047,007	(2,275,666)	(228,659)
Reverse merger on March 30, 2006	3,000,000	6,510	(6,510)	-
Dividends to preferred stockholders			(508,279)	(508,279)
Net loss	-	-	(120,747)	(120,747)
Balances, December 31, 2006	12,066,449	$2,053,517	$(2,911,202)	$(857,685)

See Notes to Consolidated Financial Statements.

Southern Trust Securities Holding Corp. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2006 and 2005

Years Ended December 31,	2006	2005
Cash flows from operating activities
Net loss	$(120,747)	$(776,406)
Adjustments to reconcile net loss to net cash
provided by (used in) operating activities:
Stock compensation	-	413,000
Bad debt expense	151,123	-
Depreciation	40,062	21,071
Loss on disposal of asset	-	2,162
Changes in operating assets and liabilities:
Securities owned	650,509	(3,883,130)
Due from clearing broker	24,234	76,294
Commissions receivable	(124,659)	88,591
Other receivables	-	(100,000)
Other assets	(27,873)	7,831
Accounts payable and accrued expenses	177,150	522,999
Net cash provided by (used in) operating activities	769,799	(3,627,588)
Cash flows used in investing activities,
payments for purchases of property and equipment	(374,730)	(770,442)
Cash flows from financing activities
Issuance of preferred stock	-	6,260,000
Proceeds from notes payable	-	400,000
Dividends paid to preferred stockholders	(508,279)	(491,972)
Principal payments on notes payable	(59,726)	(18,930)
Net cash flows provided by (used in) financing activities	(568,005)	6,149,098
Net increase (decrease) in cash and cash equivalents	(172,936)	1,751,068
Cash and cash equivalents, beginning of year	1,808,688	57,620
Cash and cash equivalents, end of year	$1,635,752	$1,808,688
Supplementary disclosure of cash flow information,
cash paid during the year for interest	$90,428	$56,834
Non-cash investing and financing activities,
purchase of building with mortgage note	$-	$1,000,000

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Nature of Operations

Southern Trust Securities Holding Corp. (the "Company”) owns Capital Investment Services, Inc. ("CIS") and CIS Asset Management, Inc. ("CISAM").  Additionally, on October 23, 2006, the Company formed Kiernan Investment Corp. (“KIC”) as an international business company in Belize.  KIC did not have any operations during 2006.

The Company is a Florida corporation and was organized on January 25, 2000.  CIS, a Florida corporation, was organized on June 10, 1999 and is registered as an introducing broker/dealer with the Securities and Exchange Commission (“SEC”).  CIS is a member of the National Association of Securities Dealers, Inc. (“NASD”) and the National Futures Association (“NFA”). CIS operates as an introducing broker clearing customer trades on a fully disclosed basis through a clearing firm.  Under this basis, it forwards all customers transactions to another broker who carries all customers’ accounts and maintains and preserves books and records.  Pershing, LLC currently performs the transaction clearing functions and related services for CIS.  CISAM, a Florida corporation formed on November 22, 2005, is a fee-based investment advisory service which offers its services to retail customers.

Effective March 30, 2006, the Company merged with and into Atlantis Ideas Corp., a Florida corporation (the “Corporation”), and the Corporation changed its name so that, as the surviving entity, it is named “Southern Trust Securities Holding Corp.”  The accounting of this transaction differs from its legal form, as the Company is considered the accounting acquirer and the Corporation the acquired entity.  At the time of the merger, the Corporation had with no operations and no significant assets or liabilities.  Whenever a public shell corporation acquires an operating entity, the transaction is considered to be a recapitalization of the operating company. The Company's historical financial statements are carried forward subsequent to the merger as those of the combined entity.  There would have been no material proforma impact on the Company’s consolidated financial position, results of operations and loss per share, had the reverse acquisition occurred on January 1, 2005.

2.

Summary of significant accounting policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, CIS, CISAM and KIC.  All intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and money market accounts.

Securities Owned

All securities owned are valued at market and unrealized gains and losses are reflected in revenues.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation.  Repairs and maintenance are expensed as incurred while betterments and improvements are capitalized.

The Company provides for depreciation and amortization over the following estimated useful lives:

Building and improvements	40 years
Office equipment	5 years

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.

Summary of significant accounting policies (continued)

Long-Lived Assets

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the Company records impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts.  There were no impairment charges at December 31, 2006 and 2005.

Redeemable Securities

In accordance with Emerging Issues Task Force D-98, “Classification and Measurement of Redeemable Securities”, the Company classifies redeemable preferred securities outside of permanent equity when such securities are redeemable for cash at the option of the holder at a fixed or determinable price on a fixed or determinable date.

Revenue and Expense Recognition from Securities Transactions

The Company records all securities transactions, including commission revenue and related expenses, on a trade-date basis.

Investment Banking Fees

Investment banking fees include fees, net of syndication expenses, arising from securities offerings in which the Company acts as an underwriter or agent.  Investment banking revenues also include fees earned in providing financial advisory services.  These revenues are recorded in accordance with the terms of the investment banking agreements.

Managed Account Fees

Managed account fees are primarily earned based on a percentage of assets under management.  Fees are computed and due at specified intervals, generally quarterly and recorded when earned.

Income Taxes

The Company files a consolidated income tax return with its subsidiaries.  The Company complies with SFAS No. 109, “Accounting for Income Taxes”.  Deferred taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at year end, based on enacted tax laws and statutory tax rates applicable to periods in which the differences are expected to affect taxable income.  Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Fair Value of Financial Instruments

The fair values of the Company’s assets and liabilities that qualify as financial instruments under SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” approximate their carrying amounts presented in the accompanying consolidated statements of financial condition at December 31, 2006 and 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  Summary of significant accounting policies (continued)

Loss Per Share

Basic loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding during the period.  Diluted loss per common share incorporates the dilutive effect of common stock equivalents on an average basis during the period.  The calculation of diluted net loss per share excludes potential common shares if the effect is anti-dilutive.  The calculation of diluted net loss per share excludes 494,540 shares of the convertible preferred shares and 62,500 warrants as of December 31, 2006 and 2005 since their effect is anti-dilutive.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities at the date of the financial statements, as well as their related disclosures.  Such estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FIN No. 48, “Accounting for Uncertainty in Income Taxes” – an Interpretation of FASB Statement No. 109.  FIN No. 48 requires that management determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position.  Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the financial statements.  The Company will adopt the provisions of FIN No. 48 beginning in the first quarter of 2007.  The Company is currently evaluating the impact of adopting FIN No. 48 on its financial condition and results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”.  This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements.  SFAS No. 157 does not require any new fair value measurements.  However, the FASB anticipates that for some entities, the application of SFAS No. 157 will change current practice.  SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, which for the Company would be its fiscal year beginning January 1, 2008.   The Company is currently evaluating the impact of SFAS No. 157 on its financial condition and results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”.  This Statement permits entities to choose to measure many financial instruments at fair value.  Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings.  SFAS No. 159 is effective for fiscal years beginning after November 15, 2007.  The Company is currently assessing the impact of SFAS No. 159 on its financial condition and results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.

Securities owned

The balance of securities owned consisted of the following at December 31,

	2006	2005
US Government Obligations	$3,279,400	$3,912,118
Equity Securities	40,233	58,024
	$3,319,633	$3,970,142

At December 31, 2006 and 2005, U.S. Government securities with a $400,000 face value served as collateral for a note payable to a bank (see Note 5).

4.

Property and equipment

Property and equipment consisted of the following at December 31:

	2006	2005
Building and Improvements	$1,386,922	$1,046,193
Land	725,000	725,000
Office Equipment	48,480	14,480
	2,160,402	1,785,673
Less: accumulated depreciation	(73,413)	(33,352)
	$2,086,989	$1,752,321

Depreciation expense was $40,062 and $21,071 for the years ended December 31, 2006 and 2005, respectively.

5.

Notes payable

Notes payable consisted of the following at December 31:

	2006	2005
Note payable to a bank, secured by U.S.
Treasury notes with a face value of
$400,000, with monthly payments of
$3,379, including interest at 5.93%, due
July 20, 2020.	$375,725	$393,121

Mortgage payable to a bank, secured by
the building, with monthly payments of
$9,207, including interest at 7.28%, due
July 20, 2020.	945,619	987,949
	$1,321,344	$1,381,070

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Maturities of the notes payable are approximately as follows:

For the year ending December 31,
2007	$61,000
2008	65,000
2009	70,000
2010	75,000
2011	80,000
Thereafter	970,000
$1,321,000

The terms of the notes include requirements for maintaining certain financial covenants at the end of each fiscal year.  At December 31, 2006, the Company was not in compliance with one of its financial covenants for which a waiver was obtained on April 26, 2007.

6.

Income taxes

At December 31, 2006, the Company had net operating loss (“NOL”) carry-forwards for federal and state purposes approximating $1.1 million.  These losses are available for future years and expire through 2026.  Utilization of these losses may be severely or completely limited if the Company undergoes an ownership change pursuant to Internal Revenue Code Section 382.

The deferred tax asset at December 31, 2006 is summarized as follows:

	2006	2005

Deferred tax assets:
Net operating loss carryforwards	$ 433,000	$ 388,000
Other timing differences	211,000	220,000
Deferred tax assets:	644,000	608,000
Less: Valuation allowance	(644,000)	(608,000)
	$ -	$ -

A reconciliation of income tax expense computed at the U.S. federal, state and local statutory rates and the Company’s effective tax rate is as follows:

	Year ended	Year ended
	December 31,	December 31,
	2006	2005

Statutory federal income tax expenses	(0.34)%	(0.34)%

State and local (net of federal benefits) income tax	(4)	(4)

Valuation allowance	38	38
	-%	-%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company has taken a 100% valuation allowance against the other timing differences and the deferred tax asset attributable to the NOL carry-forwards of $1.1 million and $1 million at December 31, 2006 and 2005, respectively, due to the uncertainty of realizing the future tax benefits.  The increase in valuation allowance of $36,000 is primarily attributable to the Company’s net operating loss incurred during the year ended December 31, 2006.

The Company files a consolidated income tax return with its subsidiaries.  Income taxes are charged by the Company based on the amount of income taxes the subsidiaries would have paid had they filed their own income tax returns. In accordance with SFAS No. 109, “Accounting for Income Taxes”, allocation of the consolidated income tax expense is necessary when separate financial statements are prepared for the affiliates. As a result, the Company uses a method that allocates current and deferred taxes to members of the consolidated group by applying the liability method to each member as if it were a separate taxpayer.

7.

Stockholders’ equity

Prior to the merger, the Corporation had 3,000,000 shares of common stock issued and outstanding and no issued shares of preferred stock.  The Company had 8,242,226 shares of common stock issued and outstanding and 313,000 shares of Series A 8% Convertible Preferred Stock issued and outstanding.  After the merger, the Company is authorized to issue 100 million shares of common stock, no par value and 10 million shares of preferred stock, no par value.

As a result of the merger (see Note 1), all of the issued and outstanding common stock of the Company immediately prior to the merger was converted into shares of common stock of the Corporation on a 1 to 1.1 basis.  The Company’s historical stockholders’ equity prior to the merger was restated for the equivalent number of shares received in the merger after giving effect to any difference in par value of the issuer’s and acquirer’s stock with an offset to common stock.  The Company’s accumulated deficit was carried forward after the acquisition.  In addition, operations prior to the merger are those of the Company. Lastly, loss per share for periods prior to the merger was restated to reflect the equivalent number of shares outstanding.

8.

Series A 8% Convertible Preferred Stock

During February 2005, the Company issued 313,000 shares of Series A 8% convertible preferred stock (the “Preferred Stock”) and raised $6,260,000.  Each stockholder also received 6.5168 shares of common stock for each share of Preferred Stock.

The Preferred Stock provides for non-cumulative dividends at the rate of 8% per year, payable quarterly, in cash or common stock at the Company’s election.  Each share of the Preferred Stock is convertible into shares of the Company’s common stock at any time after six months after issuance of the Preferred Stock.  The rate of conversion is 1.58 shares of common stock per each Preferred Stock share (the “Conversion Rate”).  Certain circumstances will cause an automatic conversion, such as the sale of substantially all of the Company’s assets, the consummation of a merger or consolidation where the Company is not the surviving company, or the sale or exchange of substantially all of the Company’s common stock.  The holders of the Preferred Stock have liquidation preferences over the holders of the Company’s common stock.  The Preferred Stock can be redeemed for $22 per share or for the Company’s common stock at the Company’s option or, after August 1, 2008, at the holder’s option.  After such date, if redemption is for cash, shares will be redeemed at the rate of one tenth of such aggregate shares per quarterly period for any ten consecutive quarters commencing after August 1, 2008.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As a result of the merger (see Note 1), all of the issued and outstanding Series A 8% Convertible Preferred Stock of the Company was converted into Series A 8% Convertible Preferred Stock of the Corporation on a 1 to 1 basis.  The Company’s Series A 8% Convertible Preferred Stock, by its terms, provided that it would automatically convert into shares of the Company’s common stock upon the consummation of a merger or a consolidation in which the Company was not the survivor.  All of the holders of the Company’s Series A 8% Convertible Preferred Stock waived their right and accepted shares of Series A 8% Convertible Preferred Stock of the Corporation in the merger.

9.

Warrants

For the years ended December 31, 2006 and 2005, warrant activity is as follows:

Exercise		Balance				Balance			Balance
Price Per	Warrants	January 1,	Warrants	Exercised	Expired	December 31,	Exercised	Expired	December 31,
Share	Expiring	2006	issued	2005	2005	2005	2006	2005	2005
$1.00	March 1, 2008		62,500		62,500				62,500

All warrants outstanding at December 31, 2006 and 2005 are exercisable.

10.

Employee benefit plan

The Company has established a retirement and savings plan for the benefit of employees who have at least one hour of service and have attained the age of 21 years.  Under the provisions of the plan, participants may contribute up to 25 percent of their compensation.  The Company has the option of matching a percentage of employee contributions.  The Company did not make any contributions to the plan in 2006 and 2005.

11.

Net capital requirement

CIS is a member of the NASD and is subject to the SEC Uniform Net Capital Rule 15c3-1.  This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1.  CIS is also subject to the Commodity Futures Trading Commission’s minimum financial requirements which require that it maintains net capital, as defined for securities brokers and dealers, equal to or in excess of the greater of $45,000 or the amount of net capital required by the SEC Rule 15c3-1.  At December 31, 2006, CIS’s net capital was approximately $3.4 million which was approximately $3.3 million in excess of its minimum requirement of $100,000.

12.

Exemption from Rule 15c3-3

CIS is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.

Concentration of risk

Off-balance Sheet Risk

Pursuant to a clearance agreement, CIS introduces all of its securities transactions to a clearing broker on a fully-disclosed basis.  All of the customers' money balances and long and short security positions are carried on the books of the clearing broker.  In accordance with the clearance agreement, CIS has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by CIS.  In accordance with industry practice and regulatory requirements, CIS and the clearing broker monitor collateral on the customers' accounts.  In addition, the receivable from clearing broker is pursuant to the clearance agreement.

In the normal course of business, CIS’s customer activities involve the execution, settlement and financing of various customer securities transactions.  These activities may expose CIS to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and CIS has to purchase or sell the financial instrument underlying the contract at a loss.

Credit Risk

The Company maintains its cash in financial institutions, which at times, may exceed federally insured limits.  The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

Concentration of Business

The Company generated approximately $800,000 in investment banking fees from a single customer in 2006.  The Company’s investment banking business is not dependent on any one customer.  Investment banking transactions are usually non-recurring and large in nature and as a result, may make up a large percentage of the Company’s revenues.

14.

Commitments and contingencies

Legal Claims

As of December 31, 2006, CIS is party to one claim for arbitration.  Management believes that CIS has meritorious defenses to the claim and that the proceedings can be successfully defended.  However, the outcome of this matter is not predictable with assurance.

Operating Leases

At December 31, 2006, the Company is obligated under leases for office space that expire in October 2007.  These leases provide for increases in operating expenses over base year amounts.  Approximate future aggregate annual rental payments under the leases for the year ending December 31, 2007 would be approximately $45,000.  Rent expense under these lease agreements for the years ended December 31, 2006 and 2005 was approximately $52,000 and $50,000, respectively.  In addition, the Company paid approximately $40,000 and $8,000 in 2006 and 2005, respectively to rent space overseas on a month-to-month basis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.

Related party transactions

During 2005, the Company issued shares of common stock to executives and employees as compensation for their services.  Accordingly, the value of the shares issued is included as an expense in the consolidated statements of operations.

16.

Subsequent events

Business Acquisition

During the first quarter of 2007, the Company entered into an agreement to work in concert with Inversora Castellanos, S.A., an Argentine company comprised of executives from SanCor, the largest dairy cooperative in Argentina and Administracion de Carteras S.A., an Argentine company comprised of executives from ArsCap S.A., a financial trustee company.  As a group, the Company purchased a controlling interest in AR Growth Finance Corp. (“AR Growth”).  The common stock of AR Growth trades on the Pink Sheets under the symbol “ARGW.PK”. The Company, together with the above companies, plans to implement an acquisition plan to acquire finance related companies in Argentina through AR Growth.  The Company will account for its investment in AR Growth under the equity method.

Employment Agreements

On January 4, 2007, the Company entered into employment agreements with several of its key executives.  The agreements are for a two to three-year duration and renew automatically for one year unless either party provides notice of non-renewal 30 days prior to the anniversary date of the agreement, or the agreement is earlier terminated in accordance with its terms.  Two of the agreements are for a two-year duration with total compensation of $247,000 per year. The third agreement is for a three-year duration with total compensation of $150,000 per year.

As part of the agreements, the Company granted 4,500,000 shares vesting in three years to one of the executives, 922,389 shares vesting equally over the next eighteen months to another executive and 200,000 options to the third executive exercisable on December 31, 2007 and for a period of ten years.

One of the key executive’s agreement provides for a lump-sum payment of $5 million and the repurchase of all shares based on their fair market value, if his employment is terminated as a result of a change of control.  Should the executive’s employment be terminated for any other reason, the Company would have to pay him $2 million and repurchase all of his shares based on their fair market value.  Lastly, another agreement provides for a lump-sum payment of $1 million to one of the executives if his employment is terminated due to change of control.

Stock Purchase Agreement

In April 2007, an individual purchased 500,000 shares of the Company’s common stock for $.50 per share pursuant to the terms of a stock purchase agreement executed in January 2007.

SOUTHERN TRUST SECURITIES HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	September 30, 2007 (Unaudited)	December 31, 2006
ASSETS
Cash and cash equivalents	$996,493	$1,635,752
Securities owned at market, including restricted securities of $398,875 and $393,019, respectively	4,985,432	3,319,633
Due from clearing broker	18,321	28,783
Commissions receivable	39,223	124,659
Investment in AR Growth	100,000	-
Other assets	57,630	36,450
Property and equipment, net	2,646,271	2,086,989
Total Assets	$8,843,370	$7,232,266
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
Accounts payable and accrued expenses	$267,378	$762,607
Obligations under capital lease	16,479	-
Notes payable	1,276,391	1,321,344
Total Liabilities	1,560,248	2,083,951
Series A 8% convertible preferred stock	-	6,006,000
Commitments and contingencies
Stockholders' equity (deficit)
Series B 8% convertible preferred stock, no par value, 2.5 million shares authorized, 330,000 issued and outstanding	3,300,000	-
Common stock, no par value, 100 million shares authorized,14,497,185 and 12,066,449 issued and outstanding, respectively	9,214,704	2,053,517
Accumulated deficit	(5,231,582)	(2,911,202)
Total Stockholders' Equity (Deficit)	7,283,122	(857,685)
Total Liabilities and Stockholders' Equity	$8,843,370	$7,232,266

See accompanying notes to consolidated interim financial statements.

SOUTHERN TRUST SECURITIES HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended September 30, 2007	Three Months Ended September 30, 2006	Nine Months Ended September 30, 2007	Nine Months Ended September 30, 2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Commissions	$323,377	$530,750	$902,483	$1,646,614
Trading income	60,723	77,255	190,154	1,141,446
Investment banking fees	-	263,643	240,173	323,902
Managed account fees	19,188	14,033	69,307	49,452
Interest and dividend income	86,485	74,357	204,108	179,111
Other miscellaneous income	37,230	873	78,454	14,612
	527,003	960,911	1,684,679	3,355,137
Expenses
Commissions and clearing fees	265,255	477,504	1,125,348	2,204,201
Share-based compensation	304,169	-	905,187	-
Employee compensation and benefits	248,840	111,135	716,209	300,632
Occupancy	82,673	55,515	202,509	172,114
Communications and market data	37,583	33,041	119,930	100,550
Professional fees	94,596	32,333	362,275	222,726
Travel and entertainment	60,132	41,057	139,712	80,571
Interest expense	24,332	23,699	70,282	104,643
Other operational expenses	13,160	15,410	20,076	31,538
	1,130,740	789,694	3,661,528	3,216,975
Net income (loss)	(603,737)	171,217	(1,976,849)	138,162
Preferred stock dividends	(64,317)	(126,229)	(343,531)	(382,050)
Income (loss) applicable to common stockholders'	$(668,054)	$44,988	$(2,320,380)	$(243,888)
Weighted average common shares outstanding
Basic and diluted	14,467,068	12,560,989	13,445,849	12,560,989
Income (loss) per common share
Basic and diluted	$(0.05)	$0.00	$(0.17)	$(0.02)

See accompanying notes to consolidated interim financial statements.

SOUTHERN TRUST SECURITIES HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended September 30, 2007	Nine Months Ended September 30, 2006
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net income (loss)	$(1,976,849)	$138,162
Adjustments to reconcile net income (loss) to net cash
used in operating activities:
Share-based compensation	905,187	-
Depreciation and amortization	44,367	30,158
Changes in operating assets and liabilities:
Securities owned	(1,665,799)	206,096
Due from clearing broker	10,462	1,514
Commissions receivable	85,436	(75,889)
Other assets	(21,434)	(27,876)
Accounts payable and accrued expenses	(495,229)	(327,589)
Net cash used in operating activities	(3,113,859)	(55,424)
Cash flows from investing activities
Payments for purchases of property and equipment	(585,852)	(190,457)
Investment in AR Growth	(100,000)	-
Net cash flows used in investing activities	(685,852)	(190,457)
Cash flows from financing activities
Proceeds from issuance of preferred stock	3,300,000	-
Proceeds from issuance of common stock	250,000	-
Dividends paid to preferred stockholders	(343,531)	(382,050)
Principal payments on notes payable and capital lease obligations	(46,017)	(45,171)
Net cash flows provided by (used in) financing activities	3,160,452	(427,221)
Net decrease in cash and cash equivalents	(639,259)	(673,102)
Cash and cash equivalents, beginning of period	1,635,752	1,808,688
Cash and cash equivalents, end of period	$996,493	$1,135,586
Supplementary disclosure of cash flow information,
Cash paid during the period for interest	$70,282	$104,643
Equipment acquired through capital lease financing	$17,543	$-

See accompanying notes to consolidated interim financial statements.

1.  Basis of Presentation

We are providing herein the consolidated statements of financial condition of Southern Trust Securities Holding Corp. (the “Company”) and subsidiaries (collectively the “Company”) as of September 30, 2007 and December 31, 2006, and the related consolidated statements of operations for the three and nine months ended September 30, 2007 and 2006 and the related statements of cash flows for the nine months ended September 30, 2007 and 2006.  The consolidated interim financial statements presented herein have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. The consolidated interim financial statements should be read in conjunction with our annual consolidated financial statements for the years ended December 31, 2006 and 2005.

The information furnished in this report reflects all adjustments consisting of only normal recurring adjustments, which are in the opinion of management necessary for a fair presentation of the results for the interim periods. The results of operations for the nine months ended September 30, 2007 are not necessarily indicative of results that may be expected for the fiscal year ending December 31, 2007.

2.  Nature of operations

Southern Trust Securities Holding Corp. (“STS”) owns Capital Investment Services, Inc. (“CIS”), CIS Asset Management, Inc. (“CISAM”) and Kiernan Investment Corp. (“KIC”).

STS is a Florida corporation and was organized on January 25, 2000.  CIS, a Florida corporation, was organized on June 10, 1999 and is registered as an introducing broker/dealer with the Securities and Exchange Commission (“SEC”).  CIS is a member of the Financial Industry Regulatory Authority (“FINRA”), an entity that was created by the merger of the National Association of Securities Dealers, Inc. and the member regulation, enforcement and arbitration functions of the New York Stock Exchange and the National Futures Association (“NFA”). CIS operates as an introducing broker clearing customer trades on a fully disclosed basis through a clearing firm.  As an introducing broker, it forwards all customers transactions to another broker who carries all customers’ accounts and maintains and preserves books and records.  Pershing, LLC currently performs the transaction clearing functions and related services for CIS.  CISAM, a Florida corporation formed on November 22, 2005, is a fee-based investment advisory service which offers its services to retail customers. KIC, which was formed on October 23, 2006, has had no operations since inception.

Effective March 30, 2006, the Company merged with and into Atlantis Ideas Corp., a Florida corporation (the “Corporation”), and the Corporation changed its name so that, as the surviving entity, it is named “Southern Trust Securities Holding Corp.”  The accounting of this transaction differs from its legal form, as the Company is considered the accounting acquirer and the Corporation the acquired entity.  At the time of the merger, the Corporation had no operations and no significant assets or liabilities.

Whenever a public shell corporation acquires an operating entity, the transaction is considered to be a recapitalization of the operating company. The Company's historical financial statements are carried forward subsequent to the merger as those of the combined entity.  There would have been no material proforma impact on the Company’s consolidated financial position, results of operations and loss per common share, had the reverse acquisition occurred on January 1, 2006.

3.  Summary of significant accounting policies

Principles of Consolidation

The accompanying consolidated interim financial statements include the accounts of STS and its wholly-owned subsidiaries, CIS, CISAM and KIC.  All intercompany balances and transactions have been eliminated in consolidation.

Redeemable Securities

In accordance with Emerging Issues Task Force D-98, “Classification and Measurement of Redeemable Securities”, the Company classifies redeemable preferred securities outside of permanent equity when such securities are redeemable for cash at the option of the holder at a fixed or determinable price on a fixed or determinable date.

Revenue and Expense Recognition from Securities Transactions

The Company records all securities transactions, including commission revenue and related expenses, on a trade-date basis.

Investment Banking Fees

Investment banking fees include fees, net of syndication expenses, arising from securities offerings in which the Company acts as an underwriter or agent.  Investment banking revenues also include fees earned in providing financial advisory services.  These revenues are recorded in accordance with the terms of the investment banking agreements.

Managed Account Fees

Managed account fees are primarily earned based on a percentage of assets under management.  Fees are computed and due at specified intervals, generally quarterly and recorded when earned.

Stock Based Compensation

The Company complies with Statement of Financial Accounting Standard (“SFAS”) No. 123R, “Share-Based Payment,” issued in December 2004.  SFAS No. 123R is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes APB Opinion No. 25 (“APB No. 25”).  Among other items, SFAS No. 123R eliminates the use of APB No. 25 and the intrinsic value method of accounting, and requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, based on the grant-date fair value of the award.  The effective date of SFAS No. 123R for the Company was the first quarter of 2006.  Prior to December 31, 2005, the Company complied with SFAS No. 123 which specified a fair value based method of accounting for all stock-based compensation.

The Company currently utilizes the Black-Scholes option pricing model to measure the fair value of stock options granted to employees.  While SFAS No. 123R permits entities to continue to use such a model, it also permits the use of a “lattice” model. The Company expects to continue using the Black-Scholes option pricing model in connection with its adoption of SFAS No. 123R to measure the fair value of stock options.  Principal assumptions used in applying the Black-Scholes model for the nine months ended September 30, 2007 were as follows:

Expected dividend yield: none

Risk free interest rate: 5.03%

Expected life: 10 years

Expected volatility: 130%

Forfeiture rate:  none

3.  Summary of significant accounting policies (continued)

In selecting these assumptions, the Company considered the guidance for estimating expected volatility as set forth in SFAS No. 123R.  Since the Company has very limited historical stock data to determine its volatility, it used the volatility of a group of similar publicly-traded entities whose share prices were readily available.

Income (Loss) Per Common Share

The Company complies with the accounting and disclosure requirements of SFAS No. 128, “Earnings Per Share”.  Basic income (loss) per common share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period.  Diluted income (loss) per common share incorporates the dilutive effect of common stock equivalents on an average basis during the period.  The calculation of diluted income (loss) per common share excludes 79,000 warrants and 762,300 shares of common stock issuable upon the conversion of the Series B convertible preferred stock as of September 30, 2007 and 62,500 warrants and 494,540 shares of the common stock issuable upon the conversion of the Series A convertible preferred stock as of September 30, 2006, since their effect is anti-dilutive.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities at the date of the financial statements, as well as their related disclosures.  Such estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Recently Adopted Accounting Pronouncements

The Company adopted FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109” (“FIN 48”). The adoption of FIN 48 had no impact on the Company’s consolidated interim financial statements and did not result in unrecognized tax expenses being recorded. Accordingly, no corresponding interest and penalties have been accrued.

Interest and Penalty Recognition on Unrecognized Tax Benefits

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses.

New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”).  SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements.  SFAS No. 157 does not require any new fair value measurements.  However, the FASB anticipates that for some entities, the application of SFAS No. 157 will change current practice.  SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, which for the Company would be its fiscal year beginning January 1, 2008.   The Company is currently evaluating the impact of SFAS No. 157 on its financial condition and results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”).  SFAS No. 159 permits entities to choose to measure many financial instruments at fair value.  Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings.  SFAS No. 159 is effective for fiscal years beginning after November 15, 2007.  The Company is currently assessing the impact of SFAS No. 159 on its financial condition and results of operations.

4.   Securities owned

The balance of securities owned consisted of the following:

	September 30, 2007	December 31, 2006
	(Unaudited)
U.S. Government obligations	$4,635,165	$3,279,400
Offshore Mutual fund	301,021	-
Equity securities	49,246	40,233
	$4,985,432	$3,319,633

At September 30, 2007 and December 31, 2006, U.S. Government securities with a $400,000 face value served as collateral for a note payable to a bank (see Note 7).

5.  Investment in AR Growth

The Company entered into an agreement to work in concert with Inversora Castellanos, S.A., an Argentine company comprised of executives from SanCor, the largest dairy cooperative in Argentina and Administracion de Carteras S.A., an Argentine company comprised of executives from ArsCap S.A., a financial trustee company.  As a group, each party invested $100,000 for the purchase of a one-third interest of a shell corporation which simultaneously changed its name to AR Growth Finance Corp. (“AR Growth”) on March 29, 2007.  The common stock of AR Growth trades on the Pink Sheets under the symbol “ARGW.PK”.  The group plans to implement an acquisition plan to acquire finance related companies in Argentina through AR Growth.  The Company accounts for its investment in AR Growth under the equity method.  As of September 30, 2007, AR Growth had not made any business acquisitions.

6.  Property and equipment

Property and equipment consisted of the following:

	September 30, 2007	December 31, 2006
	(Unaudited)
Building and improvements	$1,875,942	$1,386,922
Land	725,000	725,000
Office equipment	147,625	48,480
	2,748,567	2,160,402
Less: accumulated depreciation	(102,296)	(73,413)
	$2,646,271	$2,086,989

Depreciation expense was $44,367 and $30,158 for the nine months ended September 30, 2007 and 2006, respectively.

7.  Notes payable

Notes payable consisted of the following:

	September 30, 2007	December 31, 2006
	(Unaudited)
Note payable to a bank, secured by U.S. Treasury notes with a face value of $400,000, monthly payments of $3,379, including interest at 5.93%, due July 20, 2020.	$361,997	$375,725
Mortgage payable to a bank, secured by the building, monthly payments of $9,207, including interest at 7.28%, due July 20, 2020.	914,394	945,619
	$1,276,391	$1,321,344

Future minimum principal payments of the notes payable are approximately as follows for the years ending September 30:

2008	$64,000
2009	68,000
2010	73,000
2011	78,000
2012	84,000
Thereafter	909,000
$1,276,000

The terms of the notes include requirements for maintaining certain financial covenants at the end of each fiscal year.  At December 31, 2006, the Company was not in compliance with one of its financial covenants for which a waiver was obtained on April 26, 2007.  On August 30, 2007, the Company received correspondence from the bank indicating that the financial covenant would be permanently eliminated from the loan agreement effective June 1, 2007.

8.  Income taxes

At September 30, 2007, the Company had net operating loss (“NOL”) carry-forwards for federal and state income tax purposes approximating $2.8 million.  These losses are available for future years and expire through 2027.  Utilization of these losses may be severely or completely limited if the Company undergoes an ownership change pursuant to Internal Revenue Code Section 382.

The deferred tax asset is summarized as follows:

	September 30, 2007	December 31, 2006
	(Unaudited)
Deferred tax assets:
Net operating loss carryforwards	$1,080,000	$433,000
Intangible asset	204,000	211,000
Deferred tax assets	1,284,000	644,000
Less: Valuation allowance	(1,284,000)	(644,000)
Net deferred tax asset	$-	$-

The intangible asset that gives rise to part of the deferred tax asset was written off the financial books several years ago.  However, the asset is still being amortized for tax purposes.

8.  Income taxes (continued)

A reconciliation of income tax expense computed at the U.S. federal, state and local statutory rates and the Company’s effective tax rate is as follows:

	Nine Months Ended September 30, 2007	Nine Months Ended September 31, 2006
	(Unaudited)	(Unaudited)
Statutory federal income tax expense	(34)%	34%
State and local income tax (net of federal benefits)	(4)%	4
Other temporary differences	6%
Valuation allowance	32%	(38)
	-%	-%

The Company has taken a 100% valuation allowance against the deferred tax asset attributable to the intangible asset and the NOL carry-forwards of $2.8 million at September 30, 2007, due to the uncertainty of realizing the future tax benefits.  The increase in valuation allowance of $640,000 is primarily attributable to the Company’s net operating loss incurred during the nine months ended September 30, 2007.

The Company files a consolidated income tax return with its subsidiaries.  Income taxes are charged by the Company based on the amount of income taxes the subsidiaries would have paid had they filed their own income tax returns. In accordance with SFAS No. 109, “Accounting for Income Taxes”, allocation of the consolidated income tax expense is necessary when separate financial statements are prepared for the affiliates. As a result, the Company uses a method that allocates current and deferred taxes to members of the consolidated group by applying the liability method to each member as if it were a separate taxpayer.

9.  Stock-based compensation

During the nine months ended September 30, 2007, the Company granted shares of common stock to two of its key executives pursuant to their employment agreements (see Note 13).  The Company will amortize the expense over the respective vesting schedules for such shares. For the first nine months of 2007, the Company recorded approximately $793,000 as an expense during the period related to these shares.

In addition, the Company also granted options to three executives to each acquire 200,000 shares of the Company's common stock (see Note 13).  The options had an aggregate fair value of approximately $288,000. The Company will amortize the cost over the vesting period of the options and accordingly recorded a compensation charge of approximately $112,000 for the nine months ended September 30, 2007.

10.  Net capital requirement

CIS is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1.  This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1.  CIS is also subject to the Commodity Futures Trading Commission’s minimum financial requirements which require that it maintains net capital, as defined for securities brokers and dealers, equal to or in excess of the greater of $45,000 or the amount of net capital required by the SEC Rule 15c3-1.  At September 30, 2007, CIS’s net capital was approximately $4.2 million which was approximately $4.1 million in excess of its minimum requirement of $100,000.

11.  Concentration of risk

Off-balance Sheet Risk

Pursuant to a clearance agreement, CIS introduces all of its securities transactions to a clearing broker on a fully-disclosed basis.  All of the customers' money balances and long and short security positions are carried on the books of the clearing broker.  In accordance with the clearance agreement, CIS has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by CIS.  In accordance with industry practice and regulatory requirements, CIS and the clearing broker monitor collateral on the customers' accounts.  In addition, the receivable from clearing broker is pursuant to the clearance agreement.

In the normal course of business, CIS’s customer activities involve the execution, settlement and financing of various customer securities transactions.  These activities may expose CIS to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and CIS has to purchase or sell the financial instrument underlying the contract at a loss.

Revenue Concentration

Due to the nature of the Company’s investment banking business, it is possible that the Company may generate more than 10% of its revenues from a single customer or from a small number of customers.  The Company received $189,000 in referral fees from one customer in the second quarter of 2007, which is included in investment banking fees.

Credit Risk

The Company maintains its cash in financial institutions, which at times, may exceed federally insured limits.  The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

12.  Commitments and contingencies

Legal Claim

A legal claim which was outstanding against CIS was dismissed on May 24, 2007 by the Circuit Court for Dade County, Florida.

Operating Leases

At September 30, 2007, the Company is obligated under leases for office space that expire in October 2007.  These leases provide for increases in operating expenses over base year amounts.  Approximate future aggregate annual rental payments under the leases for the year ending December 31, 2007 are approximately $3,000.  Rental expense under these lease agreements for the nine months ended September 30, 2007 and 2006 were approximately $38,000 and $51,000, respectively.

13.  Related party transactions

On January 4, 2007, the Company entered into employment agreements with several of its key executives.  The agreements are for a two to three-year duration and renew automatically for one year unless either party provides notice of non-renewal 30 days prior to the anniversary date of the agreement, or the agreement is earlier terminated in accordance with its terms.  Two of the agreements are for a two-year duration with total compensation of $247,000 per year. The third agreement is for a three-year duration with total compensation of $150,000 per year.

As part of the agreements, the Company granted 4,500,000 shares of common stock vesting in three years to one of the executives, 922,389 shares of common stock vesting equally over eighteen months to another executive and 200,000 options to purchase shares of common stock to the third executive exercisable on December 31, 2007 and for a period of ten years thereafter.

One of the key executive’s agreement provides for a lump-sum payment of $5 million and the repurchase of all shares based on their fair market value, if his employment is terminated as a result of a change of control.  Should the executive’s employment be terminated for any other reason, the Company would have to pay him $2 million and repurchase all of his shares based on their fair market value.  Lastly, another agreement provides for a lump-sum payment of $1 million to one of the executives if his employment is terminated due to change of control.

14.  Stockholders’ Equity

Stock Purchase Agreement

In April 2007, an individual purchased 500,000 shares of the Company’s common stock for $.50 per share pursuant to the terms of a stock purchase agreement executed in January 2007.

Series A 8% Convertible Preferred Stock

Pursuant to the conversion feature on the Series A Convertible Preferred Stock, all 313,000 shares of preferred stock were converted to 494,540 shares of common stock on June 30, 2007.

Series B 8% Convertible Preferred Stock

During the second and third quarters of 2007, the Company received $3.3 million from the sale of its Series B 8% Convertible Preferred Stock.  An additional investment of $1,000,000 was subsequently received in October 2007, for a total of $4.3 million. The private placement was closed on October 29, 2007.

The Series B preferred stock provides for non-cumulative dividends at the rate of 8% per year payable quarterly in cash or shares of common stock, at the Company's election. The Company or the holder may convert the Series B preferred stock into shares of common stock, at any time after 6 months of the date of issuance of such shares and subject to customary anti-dilution events, at the rate of 2.31 shares of common stock per share of Series B preferred stock. The Series B preferred stock automatically converts into common stock if: (i) the Company sells substantially all of its assets; (ii) the Company consummates a merger or consolidation and is not the surviving entity; or (iii) the Company sells or exchanges substantially all its outstanding shares. In the event of the liquidation, dissolution or winding up of the Company, holders of the Series B preferred stock will have a liquidation preference over the holders of common stock. The Company may redeem the Series B preferred stock for a cash payment of $11.00 per share or for shares of common stock at the Series B conversion rate in the event that the closing sale price of common stock on the Pink Sheets, or any other trading market, is greater than or equal to $5.28 for any consecutive 5 trading days. The Series B preferred stock has no voting rights, except as required by law. The consent of a holder of Series B preferred stock is required for any amendment or changes to the rights, preferences, privileges or powers of the Series B preferred stock or the issuance of any senior series of preferred stock.

SOUTHERN TRUST SECURITIES HOLDING CORP.

10,624,430 shares of common stock

Prospectus

________, 200_

You should rely only on the information contained in this document. We have not authorized anyone to provide you with information that is different.  This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Additional risks and uncertainties not presently known or that are currently deemed immaterial may also impair our business operations.  The risks and uncertainties described in this document and other risks and uncertainties which we may face in the future will have a greater impact on those who purchase our common stock at the market price or at a privately negotiated price and will run the risk of losing their entire investment.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Pursuant to Section 607.0850 of the Florida Statutes, the Registrant has the power to indemnify any person made a party to any lawsuit by reason of being a director or officer of the Registrant, or serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

The Registrant’s Amended and Restated Articles of Incorporation and Bylaws provide that the Registrant shall indemnify its directors and officers to the fullest extent permitted by Florida law.  The employment agreements between the Registrant and each of Robert Escobio, Kevin Fitzgerald and Susan Escobio all also provide that it shall indemnify such persons in their capacities as our officers, directors, and agents, as applicable, to the fullest extent permissible by law.

The Registrant expects to purchase insurance with respect to, among other things, the liabilities that may arise under the statutory provisions referred to above and to insure its directors and officers against certain liabilities, including certain liabilities arising under the Securities Act, which might be incurred by them in such capacities and against which they are not indemnified by the Registrant.

ITEM 25.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the expenses payable by the Registrant in connection with the registration of the securities offered by this Registration Statement.

SEC registration fee	$978.51
EDGAR expenses	500.00
Legal fees and expenses	*5,000.00
Accounting fees and expenses	*6,000.00
Miscellaneous	--
Total	$12,478.51

ITEM 26.

RECENT SALES OF UNREGISTERED SECURITIES

Between May 3, 2004 and October 29, 2007, we issued the following securities in transactions exempt from registration under the federal securities laws:

On March 1, 2005, our predecessor-in-interest, STS, issued 313,000 shares of Series A 8% Convertible Preferred Stock and 2,039,773 shares of common stock to seven accredited investors, who were unaffiliated third parties to us, at a price of $20.00 per unit of preferred stock and common stock for offering proceeds of $6,260,000 in transactions exempt from federal securities law pursuant to Regulation D and Securities Act Section 4(2).  The shares of common stock issued and underlying the preferred stock are being registered with respect to each holder.

In connection with our merger with STS, which was effective on March 30, 2006, the common stock and Series A 8% Convertible Preferred Stock shareholders of STS received shares of our common stock on a 1 to 1.1 basis and shares of our Series A 8% Convertible Preferred Stock on a 1 to 1 basis, respectively.  All of the Series A 8% Convertible Preferred Stock holders were accredited investors and received their shares pursuant to a transaction exempt from registration pursuant to Section 4(2) of the Securities Act.  The holders of common stock of our predecessor corporation were employees of CIS, who initially received such shares as compensation and accredited investors, who received their shares in private placements exempt from registration pursuant to Section 4(2) of the Securities Act. The State of Florida also exempts securities sold in legally effectuated statutory mergers from state securities registration pursuant to Section 517.061(9) of the Florida statutes.

Pursuant to Rule 701 of the Securities Act and pursuant to Section 4(2) of the Securities Act, we issued the following shares of our common stock as compensation to our officers and employees, each of whom is also an accredited investor:

Name	Shares		Date of Issuance
Robert Escobio	4,500,000		January 4, 2007
	499,945		October 5, 2005
	1,955,055		February 3, 2005
	200,000		August 27, 2004
Susan Escobio	200,000	options for common stock	January 4, 2007
	240,000		October 5, 2005
	100,000		August 27, 2004
Kevin Fitzgerald	922,389		January 4, 2007
Fernando Fussa	200,000	options for common stock	February 20, 2007
Adolfo Porro	323,645		April 2005
John Hourihan	200,000	options for common stock	June 1, 2007

On April 13, 2007, Ramon Amilibia purchased 500,000 shares of our common stock for $.50 per share pursuant to the terms of a stock purchase agreement we entered into with him in January 2007.  This purchase and sale was a transaction exempt from registration under federal securities laws pursuant to Section 4(2) of the Securities Act.

On May 29, 2007, August 17, 2007 and October 29, 2007, we closed private placements of $3.1 million, $200,000 and $1.0 million, respectively, of our Series B 8% Convertible Preferred Stock to a total of nine accredited investors in transactions exempt from registration under federal securities laws pursuant to Rule 506 of the Securities Act.   As compensation as placement agent, CIS was issued warrants for 21,500 shares of our common stock.

ITEM 27.

EXHIBITS

2.0	Agreement and Plan of Merger between Southern Trust Securities Holding Corp. and Atlantis Ideas Corp. (1)
2.1	Share Exchange Agreement between Southern Trust Securities Holding Corp. and Capital Investment Services, Inc. (1)
3(i)(1)	Amended and Restated Articles of Incorporation of Southern Trust Securities Holding Corp. (1)
3(i)(2)	Amendment to Amended and Restated Articles of Incorporation of Southern Trust Securities Holding Corp. (2).
3(i)(3)	Amendment to Amended and Restated Articles of Incorporation of Southern Trust Securities Holding Corp. (3)
3(i)(4)	Amendment to Amended and Restated Articles of Incorporation of Southern Trust Securities Holding Corp. (4)
3(ii)	Bylaws of Southern Trust Securities Holding Corp. (1)
4.1	Form of Common Stock Certificate of Southern Trust Securities Holding Corp. (1)
4.2	Warrant held by Robert Escobio (3)
4.3	Form of Warrant issued with Series B Preferred Stock private placement. (3)
5.0	Legality opinion of Law Office of Kathleen Brown, P.C.
10.1	Employment Agreement between Southern Trust Securities Holding Corp. and Robert Escobio. (1)
10.2	Employment Agreement between Southern Trust Securities Holding Corp. and Kevin Fitzgerald. (1)
10.3	Employment Agreement between Southern Trust Securities Holding Corp. and Susan Escobio. (1)
10.4	Amendment No. 1 to Employment Agreement of Robert Escobio (3)
10.5	Non-Statutory Stock Option Agreement for Fernando Fussa (3)
10.6	Non-Statutory Stock Option Agreement for John Hourihan (3)
21.0	Subsidiaries of the Registrant (See “Business Section” of Registration Statement”)
23.1	Consent of Rothstein, Kass & Company, P.C.
23.2	Consent of Law Office of Kathleen Brown, P.C. (Incorporated in Exhibit 5.0)
24.0	Power of Attorney (See Signature Page)

(1) Filed on April 30, 2007 as an exhibit to our Registration Statement on Form 10-SB and incorporated herein by reference.
(2) Filed on June 13, 2007, as an exhibit to Amendment No. 1 to our Registration Statement on Form 10-SB and incorporated herein by reference.
(3) Filed on August 1, 2007 as an exhibit to the Form 10-QSB for the period ended June 30, 2007 and incorporated herein by reference.
(4) Filed on November 30,2007, as an exhibit to a Form 8-K and incorporated herein by reference.

ITEM 28.

UNDERTAKINGS

The undersigned registrant hereby undertakes:

1.

To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

A.

Include any prospectus required by section 10(a)(3) of the Securities Act;

B.

Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

C.

Include any additional or changed material information on the plan of distribution.

2.

That, for determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

3.

To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

4.

That, for the purpose of determining liability under the Securities Act, that each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness, provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Each prospectus filed pursuant to Rule 424(b) of the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness, provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officer, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will govern the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing of Form SB-2 and authorized this registration statement to be signed of its behalf by the undersigned, thereunto duly authorized, in Coral Gables, Florida on December 3, 2007.

SOUTHERN TRUST SECURITIES HOLDING CORP.

By:	/s/ Robert Escobio
Robert Escobio
Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert Escobio as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates stated.

Signature	Title	Date

/s/ Robert Escobio Robert Escobio	Chief Executive Officer and Director (Principal Executive Officer)	December 3, 2007
/s/ Kevin Fitzgerald Kevin Fitzgerald	President and Director	December 3, 2007
/s/ Susan Escobio Susan Escobio	Director	December 3, 2007
/s/ Fernando Fussa Fernando Fussa	Chief Financial Officer (Principal Accounting Officer)	December 3, 2007
/s/ Ramon Amilibia Ramon Amilibia	Director	December 3, 2007